Form 20-F
period 2004-12-31
PERMANENT FINANCING NO 3 PLC; PERMANENT MORTGAGES TRUSTEE LTD; PERMANENT FUNDING NO 1 LTD
filed 2005-06-30
CIK 1264883, 1174118, 1174117

As filed with the Securities and Exchange Commission on June 30, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐                       Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒                       Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

or

☐                       Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                       to

Commission file number:   333-109144

PERMANENT FINANCING (NO. 3) PLC

(Exact Name of Registrant 1 as specified in its charter)

United Kingdom

(Jurisdiction of Incorporation or Organization)

35 Great St. Helen’s, London, EC3A 6AP, United Kingdom, (011 44 20) 7398 6300

(Address of Principal Executive Offices)

PERMANENT FUNDING (NO. 1) LIMITED

(Exact Name of Registrant 2 as specified in its charter)

United Kingdom

(Jurisdiction of Incorporation or Organization)

35 Great St. Helen’s, London, EC3A 6AP, United Kingdom, (011 44 20) 7398 6300

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

Not applicable.

(1)  These items have not been offered directly to investors. Permanent Mortgages Trustee Limited is the registrant for the Funding 1 interest in the mortgages trust and is holding the Funding interest in the mortgages trust on behalf of Permanent Funding (No. 1) Limited. The Funding 1 interest in the mortgages trust is the primary source of payments on the term advances listed. Permanent Funding (No. 1) Limited is the registrant for the term advances and has issued the term advances to Permanent Financing (No. 3) PLC. The term advances are the primary source of payments on the series 2 notes and the series 3 notes. Permanent Financing (No. 3) PLC is the registrant for the series 2 notes and the series 3 notes.

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

•                  £1,018,000,000 series 2 term AAA advance

•                  £35,400,000 series 2 term AA advance

•                  £35,400,000 series 2 term BBB advance

•                  £898,250,000 series 3 term AAA advance

•                  £31,200,000 series 3 term AA advance

•                  £31,200,000 series 3 term BBB advance

This annual report on Form 20-F further relates to Funding 1’s interest in the mortgages trust, comprising, among other things, the initial portfolio of loans and their related security assigned to Permanent Mortgages Trustee Limited (the “mortgages trustee”) by Halifax plc (the “seller”) on June 14, 2002, and on several subsequent dates any new loans and their new related security assigned to the mortgages trustee by the seller after November 25, 2003 (the “closing date”), any increase in the outstanding principal balance of a loan due to the borrower taking payment holidays or making underpayments under a loan or a borrower making a drawing under any flexible loan, any interest, principal and other amounts (excluding third party amounts) paid by borrowers on their loans and their related security, the rights under the insurance policies that are assigned to the mortgages trustee or of which the mortgages trustee has the benefit, and amounts on deposit and interest earned on the mortgages trustee guaranteed investment contract. The mortgages trustee guaranteed investment contract, or GIC, account is the bank account in which the mortgages trustee holds any cash that is part of the trust property until it is distributed to the beneficiaries. Any actual losses in relation to the loans, any actual reductions occurring in respect of the loans and distributions of principal made from time to time to the beneficiaries or the mortgages trust will be deducted from the trust property. The composition of the trust property will fluctuate as drawings under flexible loans and new loans are added and as the loans that were previously part of the trust property are repaid, mature, default or are repurchased by the seller.

Certain terms used herein and not defined have the same meaning ascribed to such terms in the Registration Statement filed on Form S-11 (the “Registration Statement”) relating to the securities (file number 333-109144).

Certain items in Form 20-F are not applicable to annual reports filed on Form 20-F.Therefore, as used in this filing, “Not applicable to annual reports filed on Form 20-F” means that the response to the referenced item is omitted in reliance on the instructions to Form 20-F published by the United States Securities and Exchange Commission (the “SEC”) as of the date of this annual report that specifically state that the item is inapplicable to annual reports filed on Form 20-F.

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

Item 3.  Key Information

A.            Selected Financial Data

Each of the issuer, Funding 1 and the mortgages trustee incorporates by reference and attaches hereto as exhibits the following reports, filed on Form 6-K, which include all financial information relating to the securities that is relevant to holders of the issuer notes:

•                  Investor’s Report for the month of January 2004

•                  Investor’s Report for the month of February 2004

•                  Investor’s Report for the month of March 2004

•                  Investor’s Report for the month of April 2004

•                  Investor’s Report for the month of May 2004

•                  Investor’s Report for the month of June 2004

•                  Investor’s Report for the month of July 2004

•                  Investor’s Report for the month of August 2004

•                  Investor’s Report for the month of September 2004

•                  Investor’s Report for the month of October 2004

•                  Investor’s Report for the month of November 2004

•                  Investor’s Report for the month of December 2004

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

Noteholders should note that there is no liquidity facility directly available to the issuer, although Funding 1 has the benefit of a liquidity facility to pay interest on the issuer term advances corresponding to the issuer notes and to pay principal on issuer term advances corresponding to the series 1 class A issuer notes, the series 2 class A issuer notes, the series 3 class A issuer notes and the series 4 class A issuer notes. In the event that the seller suffers certain ratings downgrades, Funding 1 will be required to fund the liquidity reserve fund, though there can be no assurance that Funding 1 will have sufficient resources to do so at such time, and Funding 1 may draw money from the liquidity reserve fund, to the extent it has been funded, to pay amounts due to the issuer. The ability of Funding 1 to draw on the Funding 1 liquidity facility is subject to satisfying certain conditions precedent. The Funding 1 liquidity facility will be available to repay principal due on the issuer term advance corresponding to the series 3 class A issuer notes and the series 4 class A issuer notes on their final maturity date only.

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

The issuer will not have any other significant sources of funds available to meet its obligations under the issuer notes and/or any other payments ranking in priority to the issuer notes.

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

•                  the amount of funds credited to the general reserve fund;

•                  the amount of funds credited to the liquidity reserve fund;

•                  Funding 1 making drawings as permitted under the Funding 1 liquidity facility; and

•                  the allocation of funds between the issuer term advances, the previous term advances and any new term advances.

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

Funding 1 will be obliged to pay principal receipts due to the issuer under the issuer intercompany loan only to the extent that it has principal receipts available for that purpose after repaying amounts ranking in priority to the issuer (including repaying any higher ranking Previous term advances or new term advances).

If there is a shortfall between the amounts payable by Funding 1 to the issuer under the issuer intercompany loan agreement and the amounts payable by the issuer on the issuer notes, the noteholders may, depending on what other sources of funds are available to the issuer and to Funding 1, not receive the full amount of interest and/or principal which would otherwise be due and payable on the issuer notes.

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

On the final repayment date of the issuer intercompany loan any outstanding amounts in respect of the issuer term AA advances and the issuer term BBB advances will be extinguished, which would cause a loss on any class B issuer notes and any class C issuer notes still outstanding

The transaction has been structured in the expectation that on the final repayment date of the issuer intercompany loan in June 2042, the interest and principal due and payable on the issuer term AA advances and the issuer term BBB advances will be in an amount equal to the sum available to pay all outstanding interest and/or principal (including interest and/or principal deferred and unpaid) on the issuer term AA advances and the issuer term BBB advances (after paying amounts of a higher order of priority as required by the Funding 1 priority of payments).

If there is a shortfall between the amount available to pay the interest and/or principal and the amount required to pay all outstanding interest and/or principal on the issuer term AA advances and the issuer term BBB advances, then the shortfall will be deemed to be not due and payable under the issuer intercompany loan agreement and the issuer will not have any claim against Funding 1 for the shortfall.

If there is a shortfall in interest and/or principal payments under the issuer intercompany loan agreement, the noteholders may not receive the full amount of interest and/or principal which would otherwise be due and payable on the class B issuer notes or the class C issuer notes outstanding.

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

The transaction has been structured in the expectation that the series 2 issuer notes will be redeemed before the series 3 issuer notes and so on

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

This means, among other things, that the series 2 class B issuer notes and the series 2 class C issuer notes are expected to be redeemed before the series 3 class A issuer notes, the series 4 class A issuer notes and the series 5 class A issuer notes, even though the series 3 class A issuer notes, the series 4 class A issuer notes and the series 5 class A issuer notes have a higher rating that the series 2 class B issuer notes and the series 2 class C issuer notes. Similarly, the series 3 class B issuer notes and the series 3 class C issuer notes are expected to be redeemed before the series 4 class A issuer notes and the series 5 class A issuer notes, and so on for each series of issuer notes.

However, there is no assurance that the series 2 issuer notes will be redeemed in full before the series 3 issuer notes, the series 4 issuer notes and the series 5 issuer notes or that the series 3 issuer notes will be redeemed in full before the series 4 issuer notes and the series 5 issuer notes or that the series 4 issuer notes will be redeemed in full before the series 5 issuer notes. In each case, redemption of the issuer notes is ultimately dependent on, among other things, repayment and redemptions on the loans and on the term advance rating of the issuer term advances.

Further, if on any interest payment date, amounts are due and payable in respect of the class A issuer notes of any series and amounts are payable in respect of the class B issuer notes of any series and/or the class C issuer notes of any series, then payments of principal will be made on the class A issuer notes in priority to payments of principal on the class B issuer Notes and the class C issuer notes. Similarly, if on any interest payment date, amounts are payable in respect of the class B issuer notes of any series and the class C issuer notes of any series, then payments of principal will be made on the class B issuer notes in priority to payments of principal on the class C issuer notes.

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

•                  which in the opinion of the security trustee it may be expedient to make, provided that the security trustee is of the opinion that the modification will not be materially prejudicial to the interests of the secured creditors or, if it is not of that opinion in relation to any secured creditor, the secured creditor has given its written consent to the modification; or

•                  which in the opinion of the security trustee is made to correct a manifest error or an error established as such to the satisfaction of the security trustee or is of a formal, minor or technical nature.

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

In addition, the security trustee will give its consent to any modifications to the mortgage sale agreement, the servicing agreement, the cash management agreement, the Funding 1 deed of charge, the Funding 1 liquidity facility agreement, the Funding 1 swap agreement, the intercompany loan terms and conditions, the bank account agreement and the master definitions and construction schedule, that are requested by Funding 1 or the cash manager, provided that Funding 1 or the cash manager certifies to the security trustee in writing that the modifications are required in order to accommodate:

i)                 the entry by Funding 1 into new intercompany loan agreements and/or the issue of new types of notes by new issuers and/or the addition of other relevant creditors to the transaction;

ii)              the inclusion of Permanent Funding (No. 2) PLC (“Funding 2”) as a beneficiary of the mortgages trust;

iii)           the issue of new notes by Funding 2;

iv)          the sale of new types of loans to the mortgages trustee;

v)             changes to be made to the general reserve fund required amount, the liquidity reserve fund required amount and/or the manner in which the reserve funds are funded;

vi)          changes to be made to the definitions of asset trigger event and non-asset trigger event; and

vii)       the inclusion of an additional Funding 1 liquidity facility;

and provided further that:

•                  in respect of the matters listed in paragraphs (i) to (iv), the relevant conditions precedent have been satisfied; and

•                  in respect of the matters listed in paragraphs (i) to (vii), the security trustee has received written confirmation from each of the rating agencies that the relevant modifications will not adversely affect the then current ratings of the notes.

The modifications required to give effect to the matters listed in paragraphs (i) to (vii) above may include, inter alia, amendments to the provisions of the Funding 1 deed of charge relating to the application of monies. Accordingly, there can be no assurance that the effect of the modifications to the transaction documents will not ultimately adversely affect noteholders’ interests. Any modifications to the documents described above will require the actual consent of the Funding 1 liquidity facility provider, the Funding 1 swap provider and each of the issuer swap providers (in respect of each document to which they are a party), as applicable, such consent not to be unreasonably withheld and to be deemed given if no response (affirmative or negative) is given within ten business days after the request for consent is sent to each such party.

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

Similar provisions will apply in relation to requests in writing from holders of a specified percentage of the principal amount outstanding of the issuer notes of each class within each series (the principal amount outstanding being converted into sterling for the purposes of making the calculation). Noteholders should note that, as a result of repayments of principal first to the series 2 issuer notes, then to the series 3 issuer notes, then to the series 4 issuer notes and then to the series 5 issuer notes, the principal amount outstanding of each series of the issuer notes will change after the closing date.

Permanent Holdings Limited (“Holdings”) has established another company, Funding 2, which may become an additional beneficiary under the mortgages trust

Holdings has established a separate entity, Funding 2, which may issue new notes from time to time and use the proceeds to pay for a direct interest in the trust property rather than lending the proceeds to Funding 1. Simultaneously with the acquisition by Funding 2 of an interest in the trust property, the seller and Funding 1, as existing beneficiaries of the mortgages trust, would be required to agree to a decrease in their beneficial interests in the trust property (which would require a partial release of security by Funding 1 over its share in the trust property).

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

It is anticipated that Funding 2 will issue notes directly or indirectly to investors from time to time backed by its share of the trust property. Noteholders would not have a direct or indirect interest in Funding 2’s share of the trust property.

Amendments would be made to a number of the issuer transaction documents as a result of the inclusion of Funding 2 as a beneficiary of the mortgages trust. In particular (but without limitation), amendments would be made to:

•                  the mortgage sale agreement to enable the purchase by Funding 2 of interests in the trust property;

•                  the mortgages trust deed (i) to establish Funding 2 as a beneficiary of the trust, (ii) to enable the acquisition by Funding 2 of an interest in the trust property from time to time and (iii) to regulate the distribution of interest and principal receipts in the trust property to Funding 2 and the other beneficiaries;

•                  the cash management agreement to regulate the application of monies to Funding 2;

•                  the servicing agreement to ensure that Funding 2 receives the benefit of the servicers duties under that agreement; and

•                  the master definitions and construction agreement.

In addition, Funding 1, Funding 2 and the seller may enter into new agreements to regulate the making of decisions between them.

There may be conflicts of interest between Funding 1 and Funding 2, in which case it is expected that the mortgages trustee will follow the directions given by the relevant beneficiary (excluding the seller) that has the largest share of the trust property at that time. The interests of Funding 1 may not prevail, which may adversely affect the noteholders’ interests.

Noteholders’ prior consent to the inclusion of Funding 2 as a beneficiary of the mortgages trust and the subsequent amendments to the documents and/or release of security by Funding 1 will not be obtained. Before becoming a beneficiary of the mortgages trust, however, Funding 2 will be required to satisfy a number of conditions, including:

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

•                  pay the seller in relation to the initial consideration for new loans and their related security to be assigned to the mortgages trustee;

•                  pay the seller for a portion of the seller share of the trust property, which will result in an increase in Funding 1’s share of the trust property;

•                  refinance in whole or in part an intercompany loan or intercompany loans outstanding at that time (and if the issuer’s intercompany loan to Funding 1 is refinanced, noteholders could be repaid early); and/or

•                  deposit some of those proceeds in the general reserve fund.

The payment and security priorities of the issuer notes relative to each other as set out in the issuer deed of charge and the issuer cash management agreement will not be affected as a result of an issue of new notes by a new issuer, because that new issue will be separately documented. However, Funding 1 may be required to repay to a new issuer amounts owing under a new term advance ahead of or in the same order of priority as amounts owing to the issuer on the issuer term advances, depending on the term advance rating, the scheduled repayment date of that new term advance and certain other rules regarding the repayment of principal by Funding 1. If this is the case, then the relevant new noteholders will be paid before the noteholders.

If Holdings establishes new issuers to make new intercompany loans to Funding 1, the noteholders will not have any right of prior review or consent with respect to those new intercompany loans or the corresponding issuance by new issuers of new notes. Similarly, the terms of the Funding 1 transaction documents (including the mortgage sale agreement, the mortgages trust deed, the Funding 1 deed of charge, the definitions of the trigger events, the criteria for the sale of new loans to the mortgages trustee and the amount available to be drawn under the Funding 1 liquidity facility) may be amended to reflect the new issue. Noteholders’ consent to these changes will not be required. There can be no assurance that these changes will not affect the cashflows available to pay amounts due on the issuer notes.

However, before issuing new notes, a new issuer will be required to satisfy a number of conditions, including:

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

Funding 1 has entered into other intercompany loan agreements with other issuers, and some of the term advances in the other intercompany loans rank ahead of some of the issuer term advances in the issuer intercompany loan as to payment, and accordingly some of the notes issued by the other issuers rank ahead of some of the issuer notes as to payment

The other issuers issued notes to investors, the equivalent net issue proceeds of which were used by the other issuers to make intercompany loans to Funding 1. Funding 1 used most of the proceeds of these intercompany loans to pay the seller for the initial loans (together with their related security) that it assigned to the mortgages trustee on the initial closing date, which comprised Funding 1’s original share of the trust property. Funding 1 used most of the proceeds of each other issuers’ intercompany loan to pay the seller for loans (together with their related security) sold to the mortgages trustee or to pay consideration to the seller for an increase in Funding 1’s share in the mortgages trust.

The payment and security priorities of the issuer notes relative to each other as set out in the issuer deed of charge and the issuer cash management agreement are not affected as a result of the issue of notes by the other issuers, because the other issues were separately documented. However, Funding 1 may be required to pay to the other issuers amounts that are owing under one or more term advances ahead of or in the same order of priority as amounts owing to the issuer on the issuer term advances, depending on the term advance rating, the scheduled repayment date of that term advance and other rules regarding the payment of interest and the repayment of principal by Funding 1. If this is the case then the other note holders will be paid before the holders of the issuer notes.

Other creditors will share in the same security granted by Funding 1 to the issuer, and this may adversely affect payments on the issuer notes

If Funding 1 enters into a new intercompany loan agreement, then if required it will also enter into a new start-up loan agreement with new start-up loan providers and the security trustee.

If required by the rating agencies, Funding 1 will use part of the proceeds of the new start-up loan to fund further the general reserve fund. Similarly, if necessary, Funding 1 will also enter into a new Funding 1 swap with either the Funding 1 swap provider or a new Funding 1 swap provider and the security trustee.

The new issuer, any new start-up loan provider and any new Funding 1 swap provider will become party to the Funding 1 deed of charge and will be entitled to share in the security granted by Funding 1 for its benefit (and the benefit of the other Funding 1 secured creditors) under the Funding 1 deed of charge. In addition, the liabilities owed to the Funding 1 liquidity facility provider and the Funding 1 swap provider which are secured by the Funding 1 deed of charge may increase each time that Funding 1 enters into a new intercompany loan agreement. Those factors could ultimately cause a reduction in the payments noteholders receive on the issuer notes. Noteholders’ consent to the requisite changes to the transition documents will not be required.

There may be conflicts between the issuer and any new issuers, and the issuer’s interests may not prevail, which may adversely affect payments on the issuer notes

The security trustee will exercise its rights under the Funding 1 deed of charge only in accordance with directions given by the issuers (which could be the issuer and, if Funding 1 enters into new intercompany loans, any new issuer) that have the highest-ranking outstanding term advances, provided that the security trustee is indemnified and/or secured to its satisfaction.

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

As new loans are sold to the mortgages trustee, the characteristics of the trust property may change from those existing at the closing date, and those changes may adversely affect payments on the issuer notes

There is no guarantee that any new loans sold to the mortgages trustee will have the same characteristics as the loans in the initial portfolio as of the closing date. In particular, new loans may have different payment characteristics than the loans in the initial portfolio as of the closing date. The ultimate effect of this could be to delay or reduce the payments the noteholders receive on the issuer notes.

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

No assurance can be given that Funding 1 will accumulate sufficient funds during the cash accumulation period relating to the issuer series 2 term AAA advance, each scheduled amortization installment under the issuer series 3 term AAA advance and/or each scheduled amortization installment under the issuer series 4 term AAA advance to enable it to repay these issuer term advances to the issuer so that the corresponding classes of issuer notes will be redeemed in their entirety on their scheduled redemption dates.

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

The extent to which sufficient funds are saved by Funding 1 during a cash accumulation period or received by it from its share in the mortgages trust on a scheduled repayment date will depend on whether the actual principal prepayment rate of the loans is the same as the assumed principal prepayment rate. If Funding 1 is not able to save enough money during a cash accumulation period or does not receive enough money from its share in the mortgages trust on a scheduled repayment date to repay the relevant issuer term AAA advance (and if it is unable to make a drawing on the Funding 1 liquidity facility or the reserve fund to make good the shortfall) so that the issuer can redeem the class A issuer notes of the corresponding series on their respective scheduled redemption date(s), then Funding 1 will be required to pay to the issuer on those scheduled redemption dates only the amount that it has actually saved or received. Any shortfall will be deferred and paid on subsequent Funding 1 interest payment dates when Funding 1 has money available to make the payment. In these circumstances there will be a variation in the yield to maturity of the relevant class of issuer notes.

The issuer’s ability to redeem the series 2 class A issuer notes, the series 3 class A issuer notes and/or the series 4 class A issuer notes on their scheduled redemption dates is affected by the rate of prepayment on the loans

The rate of prepayment of loans is influenced by a wide variety of economic, social and other factors, including prevailing mortgage market interest rates, the availability of alternative financing programs, local and regional economic conditions and homeowner mobility. For instance, prepayments on the loans may be due to borrowers refinancing their loans and sales of properties by borrowers (either voluntarily or as a result of enforcement action taken). In addition, if the seller is required to repurchase a loan or loans under a mortgage account and their related security because, for example, one of the loans does not comply with the loan warranties in the mortgage sale agreement, then the payment received by the mortgages trustee will have the same effect as a prepayment of all of the loans under the mortgage account. Because these factors are not within its control or the control of Funding 1 or the mortgages trustee, the issuer cannot give any assurances as to the level of prepayments that the portfolio may experience.

Variation in the rate of prepayments of principal on the loans may affect each class of the issuer notes differently depending upon amounts already repaid by Funding 1 to the issuer under the issuer intercompany loan and whether a trigger event has occurred, or a loan is subject to a product switch or a further advance or the security granted by the issuer under the issuer deed of charge has been enforced. If prepayments on the loans occur less frequently than anticipated, then there may not be sufficient funds available to redeem the series 2 class A issuer notes and/or the series 3 class A issuer notes and/or the series 4 class A issuer notes in full on their respective scheduled redemption dates.

The seller may change the lending criteria relating to loans that are subsequently assigned to the mortgages trustee, which could affect the characteristics of the trust property and which may adversely affect payments on the issuer notes

Each of the loans was originated in accordance with the seller’s lending criteria at the time of origination. These lending criteria consider a variety of factors such as a potential borrower’s credit history, employment history and status and repayment ability, as well as the value of the property to be mortgaged. In the event of the sale of any new loans and new related security to the mortgages trustee, the seller will warrant that those new loans and new related security were originated in accordance with the seller’s lending criteria at the time of their origination. However, the seller retains the right to revise its lending criteria as determined from time to time, and so the lending criteria applicable to any loan at the time of its origination may not be or have been the same as those when other loans were originated. If new loans that have been originated under revised lending criteria are sold to the mortgages trustee, the characteristics of the trust property could change. This could lead to a delay or a reduction in the payments received on the issuer notes.

The seller has adopted procedures relating to investigations and searches for remortgages which could affect the characteristics of the trust property and which may adversely affect payments on the issuer notes

The seller does not require a solicitor, licensed conveyancer or (in Scotland) qualified conveyancer to conduct a full investigation of the title to a property in all cases. Where the borrower is remortgaging there will be a limited investigation to carry out some but not all of the searches and investigations which would normally be carried out by a solicitor conducting a full investigation of the title to a property. Properties which have undergone such a limited investigation may be subject to matters which would have been revealed by a full investigation of title and which may have been remedied or, if incapable of remedy, may have resulted in the properties not being accepted as security for a loan had the matters been revealed, though to mitigate against this risk search indemnity insurance is obtained in respect of the properties. The introduction of loans secured by the properties into the trust property could result in a change of the characteristics of the trust property. This could lead to a delay or a reduction in the payments received on the issuer notes.

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

Further, the mortgage loan industry in the United Kingdom is highly competitive. This competitive environment may affect the rate at which the seller originates new loans and may also affect the level of attrition of the seller’s existing borrowers.

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

The occurrence of trigger events and enforcement of the issuer security may adversely affect the scheduled redemption dates of the series 2 class A issuer notes, series 3 class A issuer notes and/or series 4 class A issuer notes

If no trigger event has occurred and the issuer security has not been enforced in accordance with the terms of the issuer deed of charge, then payments of principal will not occur on the series 2 class A issuer notes and/or series 3 class A issuer notes and/or series 4 class A issuer notes before their respective scheduled redemption dates.

If a trigger event occurs or the issuer security is enforced in accordance with the issuer deed of charge prior to the scheduled redemption dates for the series 2 class A issuer notes and/or series 3 class A issuer notes and/or series 4 class A issuer notes, then the relevant classes of issuer notes outstanding will not be repaid on their scheduled redemption dates but will be repaid on each interest payment date from monies received from Funding 1 on the issuer term AAA advances of the corresponding series as described in the following three risk factors.

If an asset trigger event occurs, any series 2 class A issuer notes, series 3 class A issuer notes, and/or series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates

When an asset trigger event has occurred, the mortgages trustee will distribute principal receipts on the loans to Funding 1 and the seller proportionally and equally based on their percentage shares of the trust property (that is, the Funding 1 share percentage and the seller share percentage). When an asset trigger event has occurred, Funding 1 will repay (after making requisite payments to the Funding 1 liquidity facility provider and to replenish the reserve fund):

first, the issuer term AAA advances in respect of the issuer intercompany loan, the previous intercompany loans and any new intercompany loans, until all of those term AAA term advances are fully repaid;

then, the issuer term AA advances in respect of the issuer intercompany loan, the previous intercompany loans and any new intercompany loans, until all of those term AA term advances are fully repaid;

then, the issuer term A advances in respect of the previous intercompany loans and any new intercompany loans, until all of those term A term advances are fully repaid; and

finally, the issuer term BBB advances in respect of the issuer intercompany loan, the previous intercompany loans and any new intercompany loans, until all of those term BBB term advances are fully repaid.

If an asset trigger event occurs, any series 2 class A issuer notes and/or series 3 class A issuer notes and/or series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates, and there is also a risk that they will not be repaid by their final maturity dates.

If a non-asset trigger event occurs, any series 2 class A issuer notes, series 3 class A issuer notes and/or series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates

If a non-asset trigger event has occurred, but an asset trigger event has not occurred, the mortgages trustee will distribute all principal receipts to Funding 1 until the Funding 1 share percentage of the trust property is zero. When a non-asset trigger event has occurred, Funding 1 will repay (after making requisite payments to the Funding 1 liquidity facility provider and to replenish the reserve funds):

first, the term AAA advance with the earliest final repayment date, then to repay the term AAA advance with the next earliest final repayment date, and so on until the term AAA advances in respect of the issuer intercompany loan, the previous issuer intercompany loan and any new issuer intercompany loans are fully repaid;

then, the term AA advances in respect of the issuer intercompany loan, the previous issuer intercompany loans and any new issuer intercompany loans, until each of those term AA advances is fully repaid;

then, the term A advances in respect of, the previous issuer intercompany loans and any new issuer intercompany loans, until each of those term AA advances is fully repaid; and

finally, the term BBB advances in respect of the issuer intercompany loan, the previous issuer intercompany loans and any new issuer intercompany loans, until each of those term BBB advances is fully repaid.

If a non-asset trigger event occurs, any series 2 class A issuer notes, series 3 class A issuer notes and/or series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates.

If the issuer security is enforced, any series 2 class A issuer notes, series 3 class A issuer notes and/or series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates

If the issuer security is enforced, then the mortgages trustee will distribute funds as required under the terms of the transaction agreements. In these circumstances, any series 2 class A issuer notes, series 3 class A issuer notes and/or series 4 class A issuer notes then outstanding will not be repaid on their scheduled redemption dates and there is also a risk that those class A issuer notes may not be repaid by their final maturity dates.

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

Ratings assigned to the issuer notes may be lowered or withdrawn after the noteholders purchase the issuer notes, which may lower the market value of the issuer notes

The ratings assigned to each class of the issuer notes address the likelihood of full and timely payment to the noteholders of all payments of interest on each interest payment date under those classes of the issuer notes. The ratings also address the likelihood of “ultimate” payment of principal on the final maturity date of each class of the issuer notes. Any rating agency may lower its rating or withdraw its rating if, in the sole judgment of the rating agency, the credit quality of the issuer notes has declined or is in question. If any rating assigned to the issuer notes is lowered or withdrawn, the market value of the issuer notes may be reduced.

A change to the ratings assigned to each class of the issuer notes will not affect the term advance ratings assigned to each issuer term advance in the intercompany loans.

Subordination of the other note classes may not protect noteholders from all risk of loss

The class B issuer notes and class C issuer notes are subordinated in right of payment of interest to the class A issuer notes. The class C issuer notes are subordinated in right of payment of interest to the class B issuer notes. However, the transaction has been structured in the expectation that the series 2 issuer notes will be repaid in full prior to the redemption of the series 3 class A issuer notes, the series 4 class A issuer notes, the series 5 class A issuer notes.

Accordingly, there is no assurance that these subordination rules will protect the holders of class A issuer notes or the holders of class B issuer notes from all risk of loss.

Principal payments on the original pass-through notes will be deferred in some circumstances

Principal repayments on the issuer term AA advances and/or the issuer term BBB advances will be deferred in the following circumstances:

If on a Funding 1 interest payment date;

•                  there is a debit balance on the BBB principal deficiency sub-ledger, the A principal deficiency sub-ledger or the AA principal deficiency sub-ledger after application of the Funding 1 available revenue receipts on that Funding 1 interest payment date; or

•                  the adjusted general reserve fund level is less than the reserve fund threshold; or

•                  the aggregate outstanding principal balance of loans in the mortgages trust, in respect to which the aggregate amount in arrears is more than three times the monthly payment then due, is more than 5 per cent. of the aggregate outstanding principal balance of loans in the mortgages trust;

then to the extent that any term AAA advance remains outstanding (whether or not such term AAA advance is then due and payable) after the allocation of principal on that Funding 1 interest payment date to those term advances, the issuer term AA advances and issuer term BBB advances will not be entitled to principal repayments until the relevant circumstance as described above has been remedied or otherwise ceases to exist. In addition, if any term AA advance remains outstanding (whether or not such term AA advance is then due and payable) after the allocation of principal on that Funding 1 interest payment date to those term advances, the issuer term BBB advances will not be entitled to principal repayments until the relevant circumstance as described above has been remedied or otherwise ceases to exist and if any term A advance remains outstanding (whether or not such term A advance is then due and payable after the allocation of principal on that Funding 1 interest payment date to those term advances, the issuer term BBB advance will not be entitled to principal repayments until the relevant circumstances as described above have been remedied or otherwise cease to exist. This means that payments of principal on the class C issuer notes of all series and, as applicable, the class B issuer notes of all series will be deferred until the earlier of the time when the relevant circumstance described in this risk factor has been remedied (if ever) and the final maturity date of the relevant notes.

Furthermore, if, on a Funding 1 interest payment date prior to the issuer step-up date:

•                  one or more bullet term advances and/or scheduled amortization installments are then in a cash accumulation period;

•                  the quarterly CPR is less than 15 per cent.; and

•                  there is a cash accumulation shortfall at that time;

then, on or before their step-up dates, the issuer term advances that are original pass-through term advances will be entitled to principal repayments only to the extent permitted under the pass-through repayment restrictions.

Series 2 issuer notes, series 3 issuer notes, series 4 issuer notes and series 5 issuer notes may be subject to risk if the trust property deteriorates after repayment of previous series of the issuer notes

If the loans comprising the trust property do not perform as expected at any time after the repayment in full of the series 1 issuer notes and/or the series 2 issuer notes, then the series 2 issuer notes and/or the series 3 issuer notes and/or the series 4 issuer notes and/or the series 5 issuer notes may not be repaid in full.

Noteholders may be subject to exchange rate risks on the series 2 issuer notes, the series 3 issuer notes, the series 4 class A1 issuer notes, the series 4 class B issuer notes, the series 4 class C issuer notes, the series 5 class B issuer notes and the series 5 class C issuer notes

Repayments of principal and payments of interest on the series 2 issuer notes and the series 3 issuer notes will be made in US dollars and on the series 4 class A1 issuer notes, series 4 class B issuer notes, series 4 class C issuer notes, series 5 class B issuer notes and the series 5 class C issuer notes will be made in euro, but the issuer term advances made by the issuer to Funding 1 and repayments of principal and payments of interest by Funding 1 to the issuer under the issuer intercompany loan will be in sterling.

To hedge its currency exchange rate exposure, including the interest rate exposure connected with that currency exposure, the issuer has entered into the issuer dollar currency swaps for the series 2 issuer notes and the series 3 issuer notes with the issuer dollar currency swap providers and the issuer euro currency swaps for the series 3 issuer notes and the series 4 class A1 issuer notes, series 4 class B issuer notes, series 4 class C issuer notes, series 5 class B issuer notes and the series 5 class C issuer notes with the issuer euro currency swap providers.

If the issuer fails to make timely payments of amounts due under an issuer swap, then the issuer will have defaulted under that issuer swap. Each issuer swap provider is obliged only to make payments under an issuer swap as long as the issuer make payments under the same. If an issuer swap provider is not obliged to make payments, or if it exercises any right to terminate that it may have under the relevant issuer swap, or if it defaults in its obligations to make payments of amounts in US dollars or euro, as applicable, equal to the full amount to be paid by it on the payment dates under the relevant issuer swap (which are the same dates as the interest payment dates in respect of the issuer notes), the issuer will be exposed to changes in US dollar / sterling or euro / sterling currency exchange rates and in the associated interest rates on these currencies. Unless a replacement issuer swap is entered into, the issuer may have insufficient funds to make payments due on the issuer notes of any class and any series that are then outstanding.

Each issuer swap provider will be obliged to gross up payments made by it to the issuer if withholding taxes are imposed on payments under the relevant issuer swap and the AIG issuer swap guarantor will be obliged to gross up payments made by it to the issuer if withholding taxes are imposed on payments under the AIG issuer swap guarantee. However, if such a gross up is required, the relevant swap provider may subject to obtaining the consent of the security trustee, terminate the relevant issuer currency swap. If it does terminate the relevant issuer currency swap, the issuer will be exposed to changes in currency exchange rates and in the associated interest rates on these currencies. Unless a replacement issuer currency swap is entered into, the issuer may have insufficient funds to make payments due on the issuer notes of any class and any series that are then outstanding.

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

The mortgages trustee GIC provider or the Funding 1 GIC provider may cease to satisfy certain criteria to provide the mortgages trustee GIC account or the Funding 1 GIC account

The mortgages trustee GIC provider and the Funding 1 GIC provider are required to satisfy certain criteria (including certain criteria and/or permissions set or required by the Financial Services Authority (the”FSA”) from time to time) in order to continue to receive deposits in the mortgages trustee GIC account and the Funding 1 GIC account respectively. If either the mortgages trustee GIC provider or the Funding 1 GIC provider ceases to satisfy those criteria then the relevant account may be transferred to another entity that does satisfy those criteria. In these circumstances the new GIC provider may not offer a GIC on terms as favorable as those provided by the mortgages trustee GIC provider or the Funding 1 GIC provider.

The criteria referred to above include a requirement that the short-term, unguaranteed and unsecured ratings of the mortgages trustee GIC provider or the Funding 1 GIC provider, as the case may be, are at least A-1+ by Standard & Poor’s, F1+ by Fitch and P-1 by Moody’s, unless each rating agency confirms that its then current rating of the notes would not be adversely affected as a result of such ratings falling below these minimum ratings.

Termination payments on the issuer swaps may adversely affect the funds available to make payments on the issuer notes

If any of the issuer swaps terminate, the issuer may as a result be obliged to make a termination payment to the relevant issuer swap provider. The amount of the termination payment will be based on the cost of entering into a replacement issuer swap. Under the issuer intercompany loan agreement, Funding 1 will be required to pay the issuer an amount equal to any termination payment due by the issuer to the relevant issuer swap provider. Funding 1 will also be obliged to pay the issuer any extra amounts that the issuer may be required to pay to enter into a replacement swap.

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

Except where the relevant issuer swap provider has caused the relevant issuer swap to terminate by its own default, any termination payment due by the issuer will rank equally not only with payments due to the holders of the series and class of the issuer notes which rank equally with the series and class of issuer notes to which the relevant swap relates but also with payments due to the holders of any other series and class of issuer notes to which the relevant swap relates. Any additional amounts required to be paid by the issuer following termination of the relevant issuer swap (including any extra costs incurred (for example, from entering into “spot” currency or interest rate swaps) if the issuer cannot immediately enter into a replacement swap) will also rank equally not only with payments due to the holders of the series and class of the issuer notes to which the relevant issuer swap relates but also with payments due to the holder of any other series and class of the issuer notes which rank equally with the series and class of the issuer notes to which the relevant issuer swap relates. Furthermore, any termination payment or additional payment or additional amounts required to be paid by the issuer following termination of an issuer swap will rank ahead of payments due to the holders of any series and class of the issuer notes which ranks below the series and class of the issuer notes to which the relevant issuer swap relates. Therefore, if the issuer is obliged to make a termination payment to the relevant issuer swap provider or to pay any other additional amount as a result of the termination of the relevant issuer swap, this may affect the funds which the issuer has available to make payments on the issuer notes of any class and any series.

Risks associated with the Funding 1 swap

To provide a hedge against (a) the mortgages trustee variable base rate payable on the variable rate loans, the rates of interest payable on the tracker rate loans and the fixed rates of interest payable on the fixed rate loans; and (b) the rate of interest payable by Funding 1 on the intercompany loans, Funding 1 has entered into the Funding 1 swap agreement. If Funding 1 fails to make timely payments under the Funding 1 swap, it will have defaulted under the Funding 1 swap. The Funding 1 swap provider is obliged only to make payments under the Funding 1 swap if and for so long as Funding 1 makes payments under the same. If the Funding 1 swap provider is not obliged to make payments, or if it exercises any right to terminate that it may have under the Funding 1 swap, or if it defaults in its obligation to make payments under the Funding 1 swap, Funding 1 will be exposed to the variance between the rates of interest payable on the loans and the rate of interest payable by it under the intercompany loans unless a replacement Funding 1 swap is entered into. If the Funding 1 swap terminates, Funding 1 may as a result be obliged to make a termination payment to the Funding 1 swap provider. Any variance between the rates of interest payable on the loans and the rate of interest payable by Funding 1 under the intercompany loans and any termination payment payable by it to the Funding 1 swap provider may adversely affect the ability of Funding 1 to meet its obligations under the issuer intercompany loan agreement.

Funding 1 will receive interest on the variable rate loans, which is based on HVR 1 or HVR 2. The payment obligations of Funding 1 under the Funding 1 swap will, among other things, be based on the average of the standard variable mortgage rates or their equivalent charged to existing borrowers on residential mortgage loans as published from time to time, after excluding the highest and the lowest rate, of Abbey National plc, HSBC Bank plc, Cheltenham & Gloucester plc, National Westminster Bank Plc, Nationwide Building Society, Northern Rock plc and Woolwich plc (and where those banks have more than one standard variable rate, the highest of those rates). While it is anticipated that the average rate will broadly track both HVR 1 and HVR 2, the variance between the average rate and HVR 1 and HVR 2, respectively, may affect the ability of Funding 1 to meet its payment obligations under the Funding 1 swap agreement.

The issuer relies on third parties to perform services in relation to the issuer notes, and the noteholders may be adversely affected if they fail to perform their obligations

The issuer is a party to contracts with a number of other third parties that have agreed to perform services in relation to the issuer notes. For example, the issuer swap providers have agreed to provide their respective issuer swaps, the corporate services provider has agreed to provide corporate services and the paying agents and the agent bank have agreed to provide payment and calculation services in connection with the issuer notes. In the event that any of these parties were to fail to perform their obligations under the respective agreements to which they are a party, the noteholders may be adversely affected.

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

Funding 1 will be obliged to keep a ledger that records any principal applied to pay interest and senior expenses (as well as any losses on the loans causing a principal deficiency). When the amount recorded on the ledger is equal to the principal amount outstanding of the term BBB advances, then Funding 1 will use principal receipts that would have been applied to repay the term advance with the next lowest ranking term advance rating to pay interest on the term advances and senior expenses where there is a shortfall of money to pay those amounts. When the amount recorded on the principal deficiency ledger exceeds the principal amount outstanding on the term A advances, Funding 1 will use principal that would have been applied to repay the term AA advances to pay those amounts. When the amount recorded on the principal deficiency ledger exceeds the principal amount outstanding on the term AA advances, Funding 1 will use principal receipts that would have been applied to repay the term AAA advances to pay those amounts.

During the term of the transaction, however, it is expected that any principal deficiencies will be recouped from subsequent excess revenue receipts and amounts standing to the credit of the reserve fund. The revenue receipts and the reserve fund monies will be applied first to cover any principal deficiency in respect of the term advances with the highest term advance rating, and then the term advances with the next highest ranking term advance rating, and so on down to the term advances with the lowest term advance rating.

If there are insufficient funds available because of income or principal deficiencies, then one or more of the following consequences may occur:

•                  the interest and other net income of Funding 1 may not be sufficient, after making the payments to be made in priority, to pay, in full or at all, interest due on the issuer term BBB advances and the issuer term AA advances;

•                  there may be insufficient funds to repay any of the issuer term BBB advances and the issuer term AA advances prior to their final repayment dates unless the other net income of Funding 1 is sufficient, after making other prior ranking payments, to reduce any principal deficiency in respect of the term BBB advances, term A advances and term AA advances;

•                  if the amount of principal deficiencies exceeds the principal amount outstanding of any of the term advances (and the principal deficiencies cannot be covered by the other income of Funding 1), then the issuer may not receive the full principal amount of any or all of the issuer term advances and, accordingly, the noteholders may not receive the full face value of the class C issuer notes, the class B issuer notes and the class A issuer notes, as the case may be; and/or

•                  the issuer may be unable to pay, in full or at all, interest due on the issuer notes.

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

There can be no assurance that a borrower will repay principal at the end of the term on an interest-only loan, which may adversely affect repayments on the issuer notes

Each loan in the portfolio is repayable either on a principal repayment basis or an interest-only basis. Of the loans in the portfolio as at January 1, 2005, approximately 33.27 per cent. were interest-only loans. For interest-only loans, because the principal is repaid in a lump sum at the maturity of the loan, the borrower is recommended to have some repayment mechanism such as an investment plan in place which is intended to provide sufficient funds repay the principal at the end of the term. However, the seller does not ensure that a repayment mechanism is in place in all cases and does not take security over these repayment mechanisms. The borrower is also recommended to take out a life insurance policy in relation to the loan but, as with repayment mechanisms, the seller does not take security over these life insurance policies.

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

There may be risks associated with the fact that the mortgages trustee has no legal title to the loans and their related security, which may adversely affect payments on the issuer notes

The sale by the seller to the English mortgages trustee of the mortgages will take effect in equity only. The sale by the seller to the mortgages trustee of the Scottish mortgages has been given effect by a Scottish declaration of trust by the seller (and any sale of Scottish mortgages in the future will be given effect by further Scottish declarations of trust) by which the beneficial interest in the Scottish mortgages has been or will be transferred to the mortgages trustee. In each case this means that legal title to the loans in the trust property remains with the seller, but the mortgages trustee has all the other rights and benefits relating to ownership of each loan and its related security (which rights and benefits are subject to the trust in favor of the beneficiaries). The mortgages trustee has the right to demand that the seller give it legal title to the loans and the related security in certain circumstances and until then the mortgages trustee will not give notice of the sale of the English mortgages to any borrower or apply to the Land Registry or the Central Land Charges Registry to register or record its equitable interest in the English mortgages or take any steps to complete or perfect its title to the Scottish mortgages.

Because the mortgages trustee has not obtained legal title to the loans or their related security, there are risks, as follows:

•                  first, if the seller wrongly sold a loan which has already been assigned to the mortgages trustee to another person, and that person acted in good faith and did not have notice of the interests of the mortgages trustee or the beneficiaries in the loan, then she or he might obtain good title to the loan, free from the interests of the mortgages trustee and the beneficiaries. If this occurred then the mortgages trustee would not have good title to the affected loan and its related security and it would not be entitled to payments by a borrower in respect of that loan. This may affect the ability of the issuer to repay the issuer notes; and

•                  second, the rights of the mortgages trustee and the beneficiaries may be subject to the rights of the borrowers against the seller, such as the rights of set-off which occur in relation to transactions or deposits made between some borrowers and the seller and the rights of borrowers to redeem their mortgages by repaying the loan directly to the seller. If these rights were exercised, the mortgages trustee may receive less money than anticipated from the loans, which may affect the ability of the issuer to repay the issuer notes.

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

Once notice has been given to borrowers of the transfer of the loans and their related security to the mortgages trustee, independent set-off rights which a borrower has against the seller will crystallize (such as, for example, set-off rights associated with borrowers holding deposits with the seller) and further rights of independent set-off would cease to accrue from that date and no new rights of independent set-off could be asserted following that notice. Set-off rights arising under transaction set-off (which are set-off claims arising out of a transaction connected with the loan) will not be affected by that notice.

Set-off risks in relation to flexible loans and delayed cashbacks may adversely affect the funds available to the issuer to repay the issuer notes

The seller has made, and in the future may make, an equitable assignment of the relevant loans and their related security, or in the case of Scottish loans a transfer of the beneficial interest in the relevant loans and their related security, with legal title being retained by the seller. Therefore, the rights of the mortgages trustee may be subject to the direct rights of the borrowers against the seller, including rights of set-off existing prior to notification to the borrowers of the sale of the mortgages. Although the mortgages trustee does not currently include flexible loans or delayed cashbacks, those loans may be added to the mortgages trust in the future. Set-off rights (including analogous rights in Scotland) may occur if the seller fails to advance to a borrower a drawing or permit the borrower to make an underpayment or to take a payment holiday under a flexible loan or if the seller fails to pay to a borrower any delayed cashback which the seller had agreed to pay to that borrower after completion of the relevant loan.

If the seller fails to advance the drawing or permit the borrower to make an underpayment or take a payment holiday or pay the delayed cashback, then the relevant borrower may set off any damages claim (or exercise analogous rights in Scotland) arising from the seller’s breach of contract against the seller’s (and, as assignee or holder of the beneficial interest in the loans and their related security, the mortgages trustee’s) claim for payment of principal and/or interest under the loan as and when it becomes due. These set-off claims will constitute transaction set-off as described in the immediately preceding risk factor.

The amount of the claim in respect of a drawing will, in many cases, be the cost to the borrower of finding an alternative source of finance although, in the case of flexible loans or delayed cashbacks which are Scottish, it is possible that the borrower’s right of set-off could extend to the full amount of the relevant drawing: the borrower may obtain a loan elsewhere, in which case the damages would be equal to any difference in the borrowing costs together with any consequential losses, namely the associated costs of obtaining alternative funds (for example, legal fees and survey fees). If the borrower is unable to obtain an alternative loan, he or she may have a claim in respect of other losses arising from the seller’s breach of contract where there are special circumstances communicated by the borrower to the seller at the time the mortgage was taken out or which otherwise were reasonably foreseeable. In either case, the damages claim will be limited by general legal principles concerning remoteness of loss and mitigation. These include (i) the principle that something, which is a real possibility but would only occur in a small minority of cases, will not usually fall within the contractual measure of damages, and (ii) the borrower’s duty to mitigate his loss.

In respect of a delayed cashback, underpayment or payment holiday, the claim is likely to be in an amount equal to the amount due under the delayed cashback together with interest and expenses and consequential losses (if any).

A borrower may also attempt to set off against his or her mortgage payments an amount greater than the amount of his or her damages claim (or exercise analogous rights in Scotland). In that case, the servicer will be entitled to take enforcement proceedings against the borrower although the period of non-payment by the borrower is likely to continue until a judgment is obtained.

The exercise of set-off rights by borrowers would reduce the incoming cashflow to the mortgages trustee during the exercise. However, the amounts set off will be applied to reduce the seller share of the trust property only.

Further there may be circumstances in which certain drawings may rank behind security created by a borrower after the date upon which the borrower entered into its mortgage with the seller.

The minimum seller share has been sized in an amount expected to cover this risk, although there is no assurance that it will. If the minimum seller share is not sufficient in this respect then there is a risk that noteholders may not receive all amounts due on the issuer notes or that payments may not be made when due.

If the servicer is removed, there is no guarantee that a substitute servicer would be found, which could delay collection of payments on the loans and ultimately could adversely affect payments on the issuer notes

The seller has been appointed by the mortgages trustee and the beneficiaries as servicer to service the loans. If the servicer breaches the terms of the servicing agreement, then the mortgages trustee, Funding 1 and/or the security trustee will be entitled to terminate the appointment of the servicer and appoint a new servicer in its place.

There can be no assurance that a substitute servicer with sufficient experience of administering mortgages of residential properties would be found who would be willing and able to service the loans on the terms of the servicing agreement. In addition, as described below, any substitute servicer may be required to be authorized under FSMA (as defined below in order to administer loans that constitute regulated mortgage contracts). The ability of a substitute servicer fully to perform the required services would depend, among other things, on the information, software and records available at the time of the appointment. Any delay or inability to appoint a substitute servicer may affect payments on the loans and hence the issuer’s ability to make payments when due on the issuer notes.

The noteholders should note that the servicer has no obligation itself to advance payments that borrowers fail to make in a timely fashion.

Funding 1 may not receive the benefit of any claims made on the buildings insurance which could adversely affect payments on the issuer notes

No assurance can be given that Funding 1 will always receive the benefit of any claims made under any applicable insurance contracts. This could reduce the principal receipts received by Funding 1 according to the Funding 1 share percentage and could adversely affect the issuer’s ability to redeem the issuer notes. The noteholders should note that buildings insurance is renewed annually.

Regulatory changes by the Office of Fair Trading, the Financial Services Authority and other regulatory authorities may have an impact on the seller, the issuer, the servicer, the mortgages trustee, Funding 1, Funding 2 and/or the loans and may adversely affect the issuer’s ability to make payments when due on the issuer notes

In the United Kingdom, the Office of Fair Trading (the “OFT”) is responsible for the issue of licenses under, and the superintendence of the working and the enforcement of, the Consumer Credit Act (the “CCA”), related consumer credit regulations and other consumer protection legislation. The OFT may review businesses and operations, provide guidelines to follow and take actions when necessary with regard to the mortgage market in the United Kingdom.

Currently, a credit agreement is regulated by the CCA where: (a) the borrower is or includes an individual; (b) the amount of “credit” as defined in the CCA does not exceed the financial limit, which is £25,000 for credit agreements made on or after May 1, 1998, or lower amounts for credit agreements made before that date; and (c) the credit agreement is not an exempt agreement under the CCA, for example, a regulated mortgage contract under the FSMA (as defined below).

Any credit agreement that is wholly or partly regulated by the CCA or to be treated as such has to comply with requirements under the CCA as to licensing of lenders and brokers, documentation and procedures of credit agreements, and (in so far as will be applicable) pre-contract disclosure. If it does not comply with those requirements, then to the extent that the credit agreement is regulated by the CCA or to be treated as such, it is unenforceable against the borrower: (a) without an order of the OFT, if the lender or any broker does not hold the required license at the relevant time; (b) totally, if the form to be signed by the borrower is not signed by the borrower personally or omits or mis-states a ‘‘prescribed term’’; or (c) without a court order in other cases and, in exercising its discretion whether to make the order, the court would take into account any prejudice suffered by the borrower and any culpability of the lender.

Any credit agreement for a loan or further advance might be wholly or partly regulated by the CCA or treated as such because of technical rules on: (a) determining whether any credit under the CCA arises, or whether the financial limit of the CCA is exceeded; (b) determining whether the credit agreement is an exempt agreement under the CCA; and (c) changes to credit agreements.

A court order under section 126 of the CCA is necessary to enforce a land mortgage securing a credit agreement to the extent that the credit agreement is regulated by the CCA or to be treated as such. In dealing with such application, the court has the power, if it appears just to do so, to amend the credit agreement or to impose conditions upon its performance or to make a time order (for example, giving extra time for arrears to be cleared).

Under section 75 of the CCA in certain circumstances: (a) the lender is liable to the borrower in relation to misrepresentation and breach of contract by a supplier in a transaction financed by the lender, where the related credit agreement is or is treated as entered into under pre-existing arrangements, or in contemplation of future arrangements, between the lender and the supplier; and (b) the lender has an indemnity from the supplier against such liability, subject to any agreement between the lender and the supplier.

In November 2002, the UK Department of Trade and Industry (the “DTI”) announced its intention that a credit agreement will be regulated by the CCA where, for credit agreements made after this change is implemented: (a) the borrower is or includes an individual, save for partnerships of four or more partners; (b) irrespective of the amount of credit (although in July 2003, the DTI announced its intention that the financial limit will remain for certain business-to-business lending); and (c) the credit agreement is not an exempt agreement. In December 2003, the DTI published a White paper proposing amendments to the CCA and to secondary legislation made under it.

In June 2004, secondary legislation was made on: (a) amending requirements as to documentation of credit agreements, coming into force on May 31, 2005, or August 31, 2005 for agreements given to the borrower for signature but not made before May 31, 2005; (b) pre-contract disclosure, coming into force on May 31, 2005; and (c) replacing the formula for calculating the maximum amount payable on early settlement with a formula more favorable to the borrower, coming into force on May 31, 2005 for new agreements or on May 31, 2007 or May 31, 2010 (depending on the term of the agreement) for agreements existing before May 31, 2005.

In December 2004, the UK Parliament published a consumer Credit Bill proposing to amend the CCA by, among other things: (a) changing the definition of a credit agreement regulated by the CCA to that announced by the DTI as described above; and (b) repealing the rule that, to the extent that a credit agreement is regulated by the CCA or treated as such, it may be unenforceable totally. If these changes are enacted, then any credit agreement made or changed such that a new contract is entered into after this time, other than a regulated mortgage contract under the FSMA or other exempt agreement under the CCA, will be regulated by the CCA. Such credit agreement will have to comply with requirements as described above and, if it does not comply, it will be unenforceable without an order of the OFT or without a court order as described above.

This consumer Credit Bill also proposes to amend the CCA by: (a) strengthening the licensing regime; (b) reforming the law on extortionate credit, with the retrospective effect on existing agreements; and (c) extending the jurisdiction of the Ombudsman (as described below) to license holders under the CCA. Further proposals to amend the CCA and secondary legislation made under it are expected at an unspecified time.

The seller has interpreted certain technical rules under the CCA in a way common with many other lenders in the mortgage market. If such an interpretation were held to be incorrect by a court or the Ombudsman, then a credit agreement, to the extent that it is regulated by the CCA or treated as such, would be unenforceable as described above. If such interpretation were challenged by a significant number of borrowers, then this could lead to significant disruption and shortfall in income of the mortgages trustee. Court decisions have been made on technical rules under the CCA against certain mortgage lenders, but such decisions are very few and are generally county court decisions not binding on other courts.

The seller has given or, as applicable, will give warranties to the mortgages trustee in the mortgage sale agreement that, among other things, each loan and its related security is enforceable (subject to certain exemptions). If a loan or its related security does not comply with these warranties, and if the default cannot be or is not cured within 20 London business days, then the seller will be required to repurchase the loans under the relevant mortgage account and their related security from the mortgages trustee.

In the United Kingdom, regulation of residential mortgage business by the FSA under the Financial Services and Markets Act 2000 (the “FSMA”) came into force on October 31, 2004, the date known as “N(M)”. Entering into, arranging, advising on and administering regulated mortgage contracts, and agreeing to do any of these things, are (subject to applicable exemptions) regulated activities under the FSMA.

A credit agreement is a regulated mortgage contract under the FSMA if, at the time it is entered into on or after N(M): (a) the borrower is an individual or trustee; (b) the contract provides for the obligation of the borrower to repay to be secured by a first legal mortgage or, in Scotland, a first ranking standard security on land (other than timeshare accommodation) in the UK; and (c) at least 40 per cent. of that land is used, or is intended to be used, as or in connection with a dwelling by the borrower or (in case of credit provided to trustees) by an individual who is a beneficiary of the trust, or by a related person.

The main effects are that, unless an exclusion or exemption applies: (a) each entity carrying on a regulated mortgage activity has to hold authorization and permission from the FSA to carry on that activity; and (b) generally, each financial promotion in respect of an agreement relating to a qualifying credit has to be issued or approved by a person holding authorization and permission from the FSA. If requirements as to authorization and permission of lenders and brokers or as to issue and approval of financial promotions are not complied with, a regulated mortgage contract will be unenforceable against the borrower except with the approval of a court. An unauthorized person who administers a regulated mortgage contract entered into on or after N(M) may commit a criminal offence, but this will not render the contract unenforceable against the borrower.

Any credit agreement intended to be a regulated mortgage contract under the FSMA might instead be wholly or partly regulated by the CCA or treated as such, or unregulated, because of technical rules on: (a) determining whether the credit agreement falls within the definition of “regulated mortgage contract”; and (b) changes to credit agreements.

The seller is required to hold authorisization and permission to enter into and to administer and, where applicable, to advise on regulated mortgage contracts. Subject to any exemption, brokers will be required to hold authorization and permission to arrange and, where applicable, to advise on regulated mortgage contracts.

The issuer and mortgages trustee are not and do not propose to be authorized persons under the FSMA. The issuer and mortgages trustee will not require authorization in order to acquire legal or beneficial title to a regulated mortgage contract. The issuer and mortgages trustee do not carry on the regulated activity of administering in relation to regulated mortgage contracts by having them administered pursuant to an administration agreement by an entity having the required FSA authorization and permission. If such administration agreement terminates, however, the issuer and mortgages trustee will have a period of not more than one month in which to arrange for mortgage administration to be carried out by a replacement administrator having the required FSA authorization and permission. In addition, from N(M) no variation has been or will be made to the loans and no further advance has been or will be made to a loan, where it will result in the issuer, Funding 1, Funding 2 or the mortgages trustee arranging, advising on, administering or entering into a regulated mortgage contract or agreeing to carry on any of these activities, if the issuer Funding 1, Funding 2 or the mortgages trustee would be required to be authorized under the FSMA to do so.

The FSA Mortgages: Conduct of Business Sourcebook (“MCOB”), which sets out its rules for regulated mortgage activities, came into force on October 31, 2004. These rules cover, inter alia, certain pre-origination matters, such as financial promotion and pre-application illustrations, pre-contract and start of contract and post-contract disclosure, contract changes, charges, arrears and repossessions. FSA rules for prudential and authorization requirements for mortgage firms and insurance intermediaries, and for extending the appointed representatives regime came into force on October 31, 2004 for mortgages and on January 14, 2005 for general insurance.

A borrower who is a private person is entitled to claim damages for loss suffered as a result of any contravention by an authorized person of an FSA rule, and may set-off the amount of the claim against the amount owing by the borrower under the loan or any other loan that the borrower has taken (or exercise analogous rights in Scotland). Any such set-off may adversely affect the issuer’s ability to make payments on the issuer notes.

So as to avoid dual regulation it is intended that regulated mortgage contracts will not be regulated by the CCA. This exemption only affects credit agreements made on or after N(M), and credit agreements made before N(M) but subsequently changed such that a new contract is entered into on or after N(M) and constitutes a regulated mortgage contract. A court order under section 126 of the CCA is, however, necessary to enforce a land mortgage securing a regulated mortgage contract that would, apart from this exemption, be regulated by the CCA or be treated as such.

No assurance can be given that additional regulations from the OFT, the FSA or any other regulatory authority will not arise with regard to the mortgage market in the United Kingdom generally, the seller’s particular sector in that market or specifically in relation to the seller. Any such action or developments or compliance costs may have a material adverse effect on the seller, the issuer and/or the servicer and their respective businesses and operations. This may adversely affect our ability to make payments in full on the issuer notes when due.

Prior to M(N), in the United Kingdom, self-regulation of mortgage business existed under the Mortgage Code (the “CML Code”) issued by the Council of Mortgage Lenders (the “CML”). Halifax subscribed to the CML Code and on and from N(M), as an authorized person, has been subject to the FSA requirements in MCOB. Membership of the CML and compliance with the CML Code were voluntary. The CML Code sets out minimum standards of good mortgage business practice, from marketing to lending procedures and dealing with borrowers experiencing financial difficulties. Since April 30, 1998 lender-subscribers to the CML Code may not accept mortgage business introduced by intermediaries who were not registered with (before November 1, 2000) the Mortgage Code Register of Intermediaries or (on and after November 1, 2000 until October 31, 2004) the Mortgage Code Compliance Board.

In September 2002, the European Commission published a proposal for a directive of the European Parliament and of the Council on the harmonization of the laws, regulations and administrative provisions of the member states concerning credit for consumers and surety agreements entered into by consumers. In its original form, the proposal does not include a financial limit for regulated agreements (unlike the existing Directive 87/102/EEC, as amended, which provides that (subject to certain exceptions) loans not exceeding euro 20,000 are regulated by such Directive) and requires specified requirements to be met in respect of certain mortgage loan products (including new credit agreements for further drawings under certain flexible mortgages and for further advances and amortization tables for repayment mortgages). If the proposal comes into force in its original form, mortgage loans which do not comply with these requirements may be unenforceable. Significantly, in its original form, the proposal provides that it does not apply retrospectively (subject to certain exceptions including in respect of new drawings or further advances made in respect of existing agreements) and does not apply to residential mortgage loans except those which include an equity release component.

There has been significant opposition from the European Parliament to the original form of the proposed directive. On February 13, 2004, the Committee of Legal Affairs and the Internal Market published the European Parliament’s amendments to the proposed draft. These amendments provide that (subject to certain exceptions) loans not exceeding euro 100,000 will be regulated, but that the proposed directive will not apply to any loan secured by a land mortgage or, in Scotland, a standard security, and will not apply to any credit agreement or surety agreement made before national implementing legislation comes into force. In October 2004, the European Commission published an amended form of the proposed directive. In this amended form, the proposed directive provides that (subject to certain exceptions) loans not exceeding euro 100,000 will be regulated, and that it will indeed apply to any loan secured by a land mortgage or, in Scotland a standard security that includes an equity release component, but it is unclear whether it will apply to any credit agreement or surety agreement made before national implementing legislation comes into force. There are differences in opinion as to the extent to which mortgage loans should be included in the scope of the proposed directive, which may be substantially further amended before it is ultimately brought into effect.

The proposal is unlikely to come into force before 2006 as the co-decision procedure of the European Parliament and of the Council, from the publication of the proposal to the coming into force of the new consumer credit directive, is likely to take at least two years and member states will then have a further two years in which to bring national implementing legislation into force. The DTI has consulted with consumer and industry organizations in relation to this proposal and in February 2005 published a consultation paper on the form of the proposed directive published by the European Commission in October 2004.

Until the final text of the directive is decided and the details of the United Kingdom implementing legislation are published, it is not certain what effect the adoption and implementation of the directive would have on the seller, the issuer, the servicer, the mortgages trustee, Funding1, Funding 2 and their respective businesses and operations. This may adversely affect the issuer’s ability to make payments in full on the issuer notes when due.

Regulations in the United Kingdom could lead to some terms of the loans being unenforceable, which may adversely affect payments on the issuer notes

In the United Kingdom, the Unfair Terms in Consumer Contracts Regulations 1999 as amended (the “1999 Regulations”), which, together with (in so far as applicable) the Unfair Terms in Consumer Contracts Regulations 1994 (together with the 1999 Regulations, the “UTCCR”), apply to agreements made on or after July 1, 1995 and affect all or almost all of the loans, provide that:

•                  a consumer may challenge a standard term in an agreement on the basis that it is “unfair” within the UTCCR and therefore not binding on the consumer; and

•                  the OFT and any “qualifying body” within the UTCCR (such as the FSA) may seek to enjoin (or in Scotland interdict) a business from relying on unfair terms.

The UTCCR will not generally affect “core terms” which define the main subject matter of the contract, such as the borrower’s obligation to repay the principal, but may affect terms that are not considered to be core terms, such as the lender’s power to vary the interest rate.

For example, if a term permitting the lender to vary the interest rate (as the seller is permitted to do) is found to be unfair, the borrower will not be liable to pay the increased rate or, to the extent that she or he has paid it, will be able, as against the lender, or any assignee such as the mortgages trustee, to claim repayment of the extra interest amounts paid or to set-off the amount of the claim against the amount owing by the borrower under the loan or any other loan that the borrower has taken. Any such non-recovery, claim or set-off may adversely affect the issuer’s ability to make payments on the issuer notes.

In February 2000, the OFT issued a guidance note on what the OFT considers to be fair terms and unfair terms for interest variation in mortgage contracts. Where the interest variation term does not provide for precise and immediate tracking of an external rate outside the lender’s control, and if the borrower is locked in, for example by an early repayment charge that is considered to be a penalty, the term is likely to be regarded as unfair under the UTCCR unless the lender (i) notifies the affected borrower in writing at least 30 days before the rate change and (ii) permits the affected borrower to repay the whole loan during the next three months after the rate change, without paying the early repayment charge. The seller has reviewed the guidance note and has concluded that its compliance with it will have no material adverse effect on the loans or its business. The guidance note has been withdrawn from the OFT website and is currently under review by the OFT and FSA. The FSA has agreed with the OFT to take responsibility for the enforcement of the UTCCR in mortgage agreements. It is expected that the FSA will issue guidance on interest variation terms shortly.

In August 2002, the Law Commission for England and Wales and the Scottish Law Commission issued a joint consultation LCCP No. 166/SLCDP 119 on proposals to rationalize the UK’s Unfair Contract Terms Act 1977 and the 1999 Regulations into a single piece of legislation and a final report, together with a bill on unfair terms, was published in February 2005. The Law Commissions have a duty under section 3 of the UK’s Law Commissions Act 1965 to keep the law under review for a number of purposes, including its simplification. The proposals are primarily to simplify the legislation on unfair terms. It is not proposed that there should be any significant increase in the extent of controls over terms in consumer contracts. Some changes are proposed, however, such as that (a) a consumer may also challenge a negotiated term in agreement on the basis that it is “unfair” and “unreasonable” within the legislation and therefore not binding on the consumer; and (b) in any challenge by a consumer (but not by the OFT or a qualifying body) of a standard term or a negotiated term, the burden of proof lies on the business to show that the term is fair and reasonable. It is too early to tell how the proposals, if enacted, would affect the loans.

No assurance can be given that changes in the UTCCR, if enacted, or changes to guidance on interest variation terms, if adopted, will not have a material adverse effect on the seller, the issuer, the servicer, the mortgages trustee, Funding 1, Funding 2 and their respective businesses and operations. This may adversely affect the issuer’s ability to make payments in full on the issuer notes when due.

Decisions of the Ombudsman could lead to some terms of the loans being varied, which may adversely affect payments on the issuer notes

Under FSMA, the Financial Ombudsman Service is required to make decisions on, among other things, complaints relating to activities and transactions under its jurisdiction on the basis of what, in the Ombudsman’s opinion, would be fair and reasonable in all circumstances of the case, taking into account, among other things, law and guidance. Complaints brought before the Financial

Ombudsman Service for consideration must be decided on a case-by-case basis, with reference to the particular facts of any individual case. Each case would first be adjudicated by an adjudicator. Either party to the case may appeal against the adjudication. In the event of an appeal, the case proceeds to a final decision by the Ombudsman.

In January 2002, the Ombudsman made a determination on the seller’s appeal to an earlier decision by an adjudicator at the Financial Ombudsman Service concerning a case involving HVR 1 and HVR 2. In March 2001, two joint borrowers with a capped rate loan originated when Halifax offered only a single standard variable base rate contacted Halifax and requested that their loan be linked to HVR 2. Halifax informed the borrowers that, because they were still in their product period, they could either transfer to HVR 2 when their product period expired or transfer to HVR 2 immediately and pay the applicable early repayment fee. The borrowers complained to the Financial Ombudsman Service and, on January 29, 2002, on appeal by Halifax, the Ombudsman determined in the borrowers’ favor and recommended that Halifax recalculate the borrowers’ mortgage by reference to HVR 2 from the date when the seller should have granted their request in March 2001, refund any overpayments and pay £150 for any inconvenience caused. HVR 2 was withdrawn and ceased to be available to new borrowers with effect from February 1, 2002.

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

Since then, further decisions by the Ombudsman in similar cases have confirmed that affected borrowers were only entitled to a refund of overpayments of interest from the date when they asked to be transferred to HVR 2 and not from the date when HVR 2 first became available, and also that affected borrowers were not entitled to apply to be transferred to HVR 2 after it was withdrawn.

The seller does not believe that any Ombudsman’s decision to date or any other decision by any competent authority in the future (in respect of the seller’s two variable base rates, HVR 1 and HVR 2) would affect the yield on the loans in such a way as to have a material adverse effect on our ability to meet our obligations on the issuer notes.

As regards other borrowers, in the event that a decision (in respect of the seller’s variable base rate) by the Ombudsman or any other competent authority finds that a borrower’s loan should be linked to HVR 2, then that borrower may set-off the overpaid sum against the amount owing under his or her loan if the seller does not reimburse that borrower. Any such non-recovery, claim or set-off ultimately may adversely affect the issuer’s ability to make payments on the issuer notes.

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

Tax payable by Funding 1 or the issuer may adversely affect the issuer’s ability to make payments on the issuer notes

Funding 1 and the issuer will generally be subject to UK corporation tax, currently at a rate of 30 per cent. on the profit reflected in their respective profit and loss accounts as increased by the amount of any non-deductible expenses or losses. If the tax payable by Funding 1 or the issuer is greater than expected because, for example, non-deductible expenses or losses are greater than expected, the funds available to make payments on the noteholders’ issuer notes will be reduced and this may adversely affect the issuer’s ability to make payments on the issuer notes.

The UK corporation tax position of the issuer and Funding 1, however, also depends to a significant extent on the accounting treatment applicable to it. From January 1, 2005, the accounts of the issuer are required to comply with International Financial Reporting Standards (“IFRS”) or with new UK Financial Reporting Standards reflecting IFRS (“new UK GAAP”). Funding 1 may also choose to comply with IFRS. There is concern that companies such as the issuer and Funding 1 might, under either IFRS or new UK GAAP, suffer timing differences that could result in profits or losses for accounting purposes, and accordingly for tax purposes (unless tax legislation provides otherwise), which bear little or no relationship to the company’s cash position. However, the Finance Act 2005 requires “securitisation companies” to prepare tax computations for accounting periods beginning on or after January 1, 2005 and ending before January 1, 2007 on the basis of UK GAAP as applicable up to December 31, 2004, notwithstanding the requirement to prepare statutory accounts under IFRS or new UK GAAP. The issuer and Funding 1 will each be a “securitisation company” for these purposes.

The stated policy of H.M. Revenue & Customs is that the tax neutrality of securitisation special purpose companies in general should not be disrupted as a result of the transition to IFRS or new UK GAAP and that they are working with participants in the securitisation industry to identify appropriate means of preventing any such disruption. The Finance Act 2005 enables regulations to be made to establish such a regime. However, if measures are not introduced by H.M. Revenue & Customs to deal with the corporation tax position of such companies in respect of accounting periods ending on or after January 1, 2007, then profits or losses could arise in the issuer and/or Funding 1 as a result of the application of IFRS or new UK GAAP which could have tax effects not contemplated in the cashflows for the transaction and as such adversely affect the issuer and/or Funding 1 and therefore payments on the issuer notes.

Noteholders’ interests may be adversely affected by a change of law in relation to withholding tax

In the event that amounts due under the issuer notes are subject to withholding tax, the issuer will not be obliged to pay additional amounts in relation thereto. The issuer may, in certain circumstances, redeem the issuer notes.

Noteholders’ interests may be adversely affected if the United Kingdom joins the European Monetary Union

If the United Kingdom joins the European Monetary Union prior to the maturity of the issuer notes, investors cannot be assured that this would not adversely affect payments on their issuer notes.

It is possible that prior to the maturity of the issuer notes the United Kingdom may become a participating member state in the European economic and monetary union and that the euro may become the lawful currency of the United Kingdom. In that event, (a) all amounts payable in respect of any issuer notes denominated in sterling may become payable in euro; (b) applicable provisions of law may allow or require the issuer to re-denominate such issuer notes into euro and take additional measures in respect of such issuer notes; and (c) the introduction of the euro as the lawful currency of the United Kingdom may result in the disappearance of published or displayed rates for deposits in pounds sterling used to determine the rates of interest on such issuer notes or changes in the way those rates are calculated, quoted and published or displayed. The introduction of the euro could also be accompanied by a volatile interest rate environment, which could adversely affect a borrower’s ability to repay its loan as well as adversely affect investors. It cannot be said with certainty what effect, if any, adoption of the euro by the United Kingdom will have on investors in the issuer notes.

Changes of law may adversely affect noteholders’ interests

The structure of the issue of the issuer notes and the ratings which are assigned to them are based on English law and (in relation to the Scottish loans) Scots law in effect as at the date of this prospectus. The issuer cannot provide assurance as to the impact of any possible change to English or Scots law or administrative practice in the United Kingdom after the date of this Form 20-F.

Insolvency Act 2000. Significant changes to the UK insolvency regime have been enacted in past years, including the Insolvency Act 2000. The Insolvency Act 2000 allows certain “small” companies to seek protection from their creditors for a period of 28 days, for the purposes of putting together a company voluntary arrangement, with the option for creditors to extend the moratorium for a further two months. A “small” company is defined as one which satisfies, in any financial year, two or more of the following criteria: (i) its turnover is not more than £5.6 million, (ii) its balance sheet total is not more than £2.8 million and (iii) the number of employees is not more than 50. Whether or not a company is a “small” company may change from period to period and consequently no assurance can be given that the issuer, the mortgages trustee or Funding 1 will not, at any given time, be determined to be a “small” company. The Secretary of State for Trade and Industry may by regulation modify the eligibility requirements for “small” companies and can make different provisions for different cases. No assurance can be given that any such modification or different provisions will not be detrimental to the interests of the noteholders.

Secondary legislation has now been enacted which excludes certain special purpose companies in relation to capital markets transactions from the optional moratorium provisions. Such exceptions include (amongst other matters) (i) a company which is a party to an agreement which is or forms part of a capital market arrangement (as defined in the secondary legislation) under which (a) a party has incurred or when the agreement was entered into was expected to incur a debt of at least £10 million under the arrangement and (b) the arrangement involves the issue of a capital markets investment (also defined, but generally a rated, listed or traded bond) and (ii) a company which at the date of filing for a moratorium has incurred a liability (including a present, future or contingent liability) of at least £10 million. While the issuer, the mortgages trustee and Funding 1 should fall within the exceptions, there is no guidance as to how the legislation will be interpreted and the Secretary of State for Trade and Industry may by regulation modify the exception. No assurance may be given that any modification of the eligibility requirements for “small” companies and/or the exceptions will not be detrimental to the interests of the noteholders.

If the issuer and/or the mortgages trustee and/or Funding 1 is determined to be a “small” company and determined not to fall within one of the exceptions (by reason of modification of the exceptions or otherwise), then the enforcement of the issuer security by the security trustee may, for a period, be prohibited by the imposition of a moratorium.

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

The holder of a floating charge created before September 15, 2003 over the whole or substantially the whole of the assets of a company (such as the security trustee under the Funding 1 deed of charge) retains the ability to block the appointment of an administrator by appointing an administrative receiver, who will primarily act in the interests of the floating charge holder.

The Insolvency Act contains provisions that continue to allow for the appointment of an administrative receiver in relation to certain transactions in the capital markets. The relevant exception provides that the right to appoint an administrative receiver is retained for certain types of security (such as the issuer security) that form part of a capital markets arrangement (as defined in the Insolvency Act) that involves indebtedness of at least £50 million (or, when the relevant security document was entered into (being in respect of the transactions described in the prospectus, relating to the issuer notes and the issued deed of charge), a party to the relevant transaction (such as the issuer) was expected to incur a debt of at least £50 million) and the issue of a capital markets investment (also defined, but generally a rated, listed or traded bond). The Secretary of State for Trade and Industry may, by secondary legislation, modify the capital market exception and/or provide that the exception shall cease to have effect. No assurance can be given that any such modification or provision in respect of the capital market exception, or its ceasing to be applicable to the transactions described in this document will not adversely affect payments on the issuer notes. In addition, as the provisions of the Enterprise Act have never been considered judicially, no assurance can be given as to whether the Enterprise Act could have a detrimental effect on the interests of the noteholders.

The Insolvency Act also contains a new out-of-court route into administration for a qualifying floating charge holder, the directors or the company itself. The relevant provisions provide for a notice period during which the holder of the floating charge can either agree to the administrator proposed by the directors of the company or appoint an alternative administrator, although the moratorium will take effect immediately after notice is given. If the qualifying floating charge holder does not respond to the directors’ notice of intention to appoint, the directors’, or as the case may be, the company’s appointee will automatically take office after the notice period has elapsed. Where the holder of a qualifying floating charge within the context of a capital market transaction retains the power to appoint an administrative receiver, such holder may prevent the appointment of an administrator (either by the new out-of-court route or by the court based procedure), by appointing an administrative receiver prior to the appointment of the administrator being completed.

The new administration provisions of the Insolvency Act give primary emphasis to the rescue of the company as a going concern. The purpose of realizing property to make a distribution to one or more secured creditors is subordinated to the primary purposes of rescuing the company as a going concern or achieving a better result for the creditors as a whole than would be likely if the company were wound up. No assurances can be given that the primary purposes of the new provisions will not conflict with the interests of noteholders were the issuer ever subject to administration.

In addition to the introduction of a prohibition on the appointment of an administrative receiver as set out above, section 176A of the Insolvency Act provides that in relation to floating charges created after September 15, 2003 any receiver (including an administrative receiver), liquidator or administrator of a company is required to make a “prescribed part” of the company’s “net property” available for the satisfaction of unsecured debts in priority to the claims of the floating charge holder. The company’s “net property” is defined as the amount of the chargor’s property which would be available for satisfaction of debts due to the holder(s) of any debentures secured by a floating charge and so refers to any floating charge realizations less any amounts payable to the preferential creditors or in respect of the expenses of the liquidation or administration. The “prescribed part” is defined in The Insolvency Act 1986 (Prescribed Part) Order 2003 (SI 2003/2097) to be an amount equal to 50 per cent. of the first £10,000 of floating charge realizations plus 20 per cent. of the floating charge realizations thereafter, provided that such amount may not exceed £600,000.

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

The noteholders will not receive issuer notes in physical form, which may cause delays in distributions and hamper the noteholders’ ability to pledge or resell the issuer notes

Unless the global issuer notes are exchanged for definitive issuer notes, which will only occur under a limited set of circumstances, the noteholders’ beneficial ownership of the issuer notes will only be recorded in book-entry form with DTC, Euroclear or Clearstream, Luxembourg. The lack of issuer notes in physical form could, among other things:

•                  result in payment delays on the issuer notes because the issuer will be sending distributions on the issuer notes to DTC, Euroclear or Clearstream, Luxembourg instead of directly to the noteholders;

•                  make it difficult for the noteholders to pledge the issuer notes if issuer notes in physical form are required by the party demanding the pledge; and

•                  hinder the noteholders’ ability to resell the issuer notes because some investors may be unwilling to buy issuer notes that are not in physical form.

If the noteholders have a claim against the issuer it may be necessary for the noteholders to bring suit against the issuer in England to enforce the noteholders’ rights

The issuer has agreed to submit to the non-exclusive jurisdiction of the courts of England, and it may be necessary for noteholders to bring a suit in England to enforce their rights against the issuer.

Implementation of the Basel II risk-weighted asset framework may result in changes to the risk-weighting of the issuer notes

The Basel Committee on Banking Supervision published the text of the new framework on June 26, 2004 under the title “Basel II: International Convergence of Capital Measurement and Capital Standards: a Revised Framework”. This new framework (the “Framework”), which places enhanced emphasis on market discipline and sensitivity to risk, will serve as the basis for national rule-making and approval processes to continue and for banking organizations to complete their preparations for implementation of the Framework. The Committee confirmed that it is currently intended that the various approaches under the Framework will be implemented in stages, some from year-end 2006, the most advanced at year-end 2007. As and when implemented (including through the EU Capital Requirements Directive), the Framework could affect the risk–weighting of the issuer notes in respect of certain investors if those investors are subject to the Framework following its implementation. Consequently, investors should consult their own advisers as to the consequences to and effect on them of the proposed implementation of the Framework. No predictions can be made as to the precise effects of potential changes which might result upon the implementation of the Framework.

The issuer may, under certain circumstances relating to implementation of the New Basel Capital Accord in the United Kingdom require investors to sell their issuer notes or redeem their issuer notes.

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

The issuer

Name	Business Address	Business Occupation
SFM Directors Limited	35 Great St. Helen’s London EC3A 6AP	Provision of directors to special purpose companies

SFM Directors (No. 2) Limited	35 Great St. Helen’s London EC3A 6AP	Provision of directors to special purpose companies

David Balai	HBOS Treasury Services plc 33 Old Broad Street London EC2N 1HZ	Head of Mortgage Securitisation and Covered Bonds

Funding 1

Name	Business Address	Business Occupation
SFM Directors Limited	35 Great St. Helen’s London EC3A 6AP	Provision of directors to special purpose companies

SFM Directors (No. 2) Limited	35 Great St. Helen’s London EC3A 6AP	Provision of directors to special purpose companies

David Balai	HBOS Treasury Services plc 33 Old Broad Street London EC2N 1HZ	Head of Mortgage Securitisation and Covered Bonds

The mortgages trustee

Name	Business Address	Business Occupation
Michael George Best	47 Esplanade St. Helier Jersey JE1 0BD	Trust Company Director

Peter John Richardson	47 Esplanade St. Helier Jersey JE1 0BD	Trust Company Director

David Balai	HBOS Treasury Services plc 33 Old Broad Street London EC2N 1HZ	Head of Mortgage Securitisation and Covered Bonds

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

Neither SFM Corporate nor SFM Offshore is affiliated with Halifax plc.

B.            Related Party Transactions

None, other than with respect to the making of payments in respect to the securities as described in the Registration Statement and “Item 3.D — Risk Factors”.

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

D.            Exchange Controls

None.

E.             Taxation

United Kingdom Taxation

The following section summarizes the material UK tax consequences of the purchase, ownership and disposition of the issuer notes based on current law and practice in the UK. The summary assumes that the profit in Funding 1’s profit and loss account will not exceed 0.01 per cent. of the Funding 1 available revenue receipts and that the profit in the issuer’s profit and loss account will not exceed 0.01 per cent. of the interest on the issuer term advances under the issuer intercompany loan and any interest earned by the issuer on its share capital proceeds are correct. It further assumes that all payments made pursuant to the final documentation are calculated on arm’s length terms. The summary does not purport to be a complete analysis of all tax considerations of the purchase, ownership and disposition of the issuer notes. It relates to the position of persons who are the absolute beneficial owners of issuer notes and may not apply to certain classes of persons such as dealers or persons connected with the issuer. Noteholders who may be subject to tax in a jurisdiction other than the UK or who may be unsure as to their tax position should seek their own professional advice.

Taxation of US residents

As discussed in more detail below, no UK withholding tax will be required in relation to interest payments on the issuer notes provided that the issuer notes are listed on a “recognised stock exchange”, which includes the London Stock Exchange. If the issuer notes cease to be listed on a “recognised stock exchange”, an amount must be withheld on account of UK income tax at the lower rate (currently 20 per cent.), subject to any direction to the contrary from H.M. Revenue & Customs in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty.

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

Subject to the opinions set out in the preceding paragraphs, as discussed in more detail under “-Direct assessment of non-UK resident holders of the issuer notes to UK tax on interest” below, a noteholder who is resident in the US for US tax purposes and who is not resident in the UK for UK tax purposes will not be subject to UK tax in respect of any payments on the issuer notes unless they are held by or for a trade, profession or vocation carried on by him through a branch or agency (or, in the case of a noteholder that is a company, through a permanent establishment) in the UK.

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

Funding 1 and the issuer will generally be subject to UK corporation tax, currently at a rate of 30 per cent, on the profit reflected in their respective profit and loss accounts as increased by the amounts of any non-deductible expenses or losses.

The mortgages trustee will have no liability to UK tax in relation to amounts which it receives on behalf of Funding 1 or the seller under the mortgages trust.

Withholding tax

There will be no UK withholding tax in relation to interest payments on the issuer notes provided that, so far as concerns deduction by the issuer or its paying agents, the issuer notes are listed on a “recognised stock exchange”, as defined in Section 841 of the Income and Corporation Taxes Act 1988 (“ICTA”). The London Stock Exchange is currently a recognised stock exchange for this purpose. If the issuer notes cease to be listed on a “recognised stock exchange”, an amount must be withheld on account of UK income tax at the lower rate (currently 20 per cent.) from interest paid on them, subject to any direction to the contrary by H.M. Revenue & Customs in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty or to the interest being paid to persons (including companies within the charge to UK corporation tax) and in circumstances specified in Section 349A to 349D of the ICTA.

Noteholders who are individuals may wish to note that H.M. Revenue & Customs has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the UK who either pays interest to, or receives interest for the benefit of, an individual. Information so obtained may, in certain circumstances, be exchanged by H.M. Revenue & Customs with the tax authorities of other jurisdictions.

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

Taxation of returns: other noteholders

Noteholders who are not within the charge to UK corporation tax and who are resident or ordinarily resident in the UK for tax purposes or who carry on a trade, profession or vocation in the UK through a branch or agency in connection with which interest on the issuer notes is received or to which the issuer notes are attributable will generally be liable to UK tax on the amount of any interest received in respect of the issuer notes. As the series 1 issuer notes, series 2 issuer notes and series 3 issuer notes are denominated in US dollars and the series 4 class A1 issuer notes, series 4 class B issuer notes, series 4 class C issuer notes, series 5 class B issuer notes and series 5 class C issuer notes are denominated in euro, they will not be regarded by H.M. Revenue & Customs as constituting “qualifying corporate bonds” within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal of any of these issuer notes may give rise to a chargeable gain or an allowable loss for the purpose of the UK taxation of chargeable gains.

It is expected that the series 5 class A issuer notes and the series 4 class A2 issuer notes will be regarded by H.M. Revenue & Customs as constituting “qualifying corporate bonds” within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal of any of these issuer notes is not expected to give rise to a chargeable gain or an allowable loss for the purpose of the UK taxation of chargeable gains.

A disposal of the issuer notes by such noteholders as described above may also give rise to a charge to tax on income in respect of an amount representing interest accrued on the issuer notes since the preceding payment date. For the issuer notes which constitute variable rate securities, taxation in respect of such a disposal will be computed on the basis that such amount as H.M. Revenue & Customs considers to be just and reasonable will be treated as accrued income. However, the transferee of a variable rate security will not be entitled to any relief on such amount. All of the issuer notes will constitute variable rate issuer notes for this purpose.

Stamp duty and stamp duty reserve tax

No UK stamp duty or stamp duty reserve tax is payable on the issue or transfer of the offered global issuer notes or on the issue or transfer of definitive issuer notes.

UK taxation of Funding 1 and the issuer

Funding 1 and the issuer will generally be subject to UK corporation tax, currently at a rate of 30 per cent. on the profit reflected in their respective profit and loss accounts as increased by the amounts of any non-deductible expenses or losses. In respect of Funding 1, the profit in the profit and loss account will not exceed 0.01 per cent. of the Funding 1 available revenue receipts. In respect of the issuer, the profit in the profit and loss account will not exceed 0.01 per cent. of the interest on the issuer term advances under the issuer intercompany loan and any interest earned by the issuer on its Share Capital proceeds.

UK taxation of the mortgages trustee

The mortgages trustee will have no liability to UK tax in respect of any income, profit or gain arising under these arrangements. Accordingly, the mortgages trustee will have no liability to UK tax in relation to amounts that it receives on behalf of Funding 1 or the seller under the mortgages trust.

EU Savings Directive

On June 3, 2003, the European Union (“EU”) Council of Economics and Finance Ministers adopted a directive on the taxation of savings income in the form of interest payments (the “EU Savings Tax Directive”). It is proposed that, subject to a number of important conditions being met, each EU Member State will, from July 1, 2005, be required to provide to the tax authorities of another EU Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to or for the benefit of an individual resident in that other EU Member State. However, Austria, Belgium and Luxembourg will instead (unless during that period they elect otherwise) apply a withholding system for a transitional period in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

Jersey is not a member of the EU and therefore is not required to implement the EU Savings Tax Directive. However, the Policy & Resources Committee of the States of Jersey has announced that, in keeping with Jersey’s policy of constructive international engagement, Jersey, in line with steps proposed by other relevant third countries, proposes to introduce a retention tax system in respect of payments of interest, or other similar income, made to an individual beneficial owner resident in an EU Member State by a paying agent situated in Jersey (the terms “beneficial owner” and “paying agent” for this purpose are as defined in the EU Savings Tax Directive). The retention tax system would apply for a transitional period prior to the implementation of a system of automatic communication to EU Member States of information regarding such payments. During this transitional period, such an individual beneficial owner resident in an EU Member State would be entitled to request a paying agent not to retain tax from such payments but instead to apply a system by which the details of such payments are communicated to the tax authorities of the EU Member State in which the beneficial owner is resident.

United States Federal Income Taxation

The following section summarizes the material US federal income tax consequences of the purchase, ownership and disposition of the series 2 issuer notes and the series 3 issuer notes (the “US notes”). In general, the summary assumes that a holder acquires the US notes at original issuance and holds the US notes as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the US notes. In particular, it does not discuss special tax considerations that may apply to certain types of taxpayers, including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in stocks, securities, notional principal contracts or currencies; (iv) tax-exempt entities; (v) regulated investment companies; (vi) persons that will hold the US notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for US federal income tax purposes; (vii) persons that own (or are deemed to own) 10 per cent. or more of the voting shares of the issuer; (viii) persons who hold US notes through partnerships or other pass-through entities; and (ix) persons that have a “functional currency” other than the US dollar. In addition, this summary does not address alternative minimum tax consequences, nor does it describe any tax consequences arising under the laws of any taxing jurisdiction other than the US federal government.

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

Tax status of the issuer, Funding 1, the mortgages trustee and the mortgages trust

Each of the issuer, Funding 1 and the mortgages trustee acting it its capacity as trustee of the mortgages trust covenants not to engage in any activities in the United States (directly or through agents), not to derive any income from sources within the United States as determined under US federal income tax principles, and not to hold any property if doing so would cause it to be engaged or deemed to be engaged in a trade or business within the United States as determined under US federal income tax principles. Assuming compliance with these covenants, none of the issuer, Funding 1 or the mortgages trustee acting in its capacity as trustee of the mortgages trust will be subject to US federal income tax. No election will be made to treat the issuer, Funding 1 or the mortgages trustee or any of their assets as a REMIC (a type of securitization vehicle having a special tax status under the Code).

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

The US notes will not be qualifying real property loans in the hands of domestic savings and loan associations, real estate investment trusts, or REMICs under sections 7701(a)(19)(C), 856(c) or 860G(a)(3) of the Code, respectively.

Taxation of United States holders of the US notes

Qualified Stated Interest and Original Issue Discount. The issuer intends to treat interest on the US notes as “qualified stated interest” under US Treasury regulations relating to original issue discount (hereafter the “OID regulations”). As a consequence, discount on the US notes arising from an issuance at less than par will only be required to be accrued under the OID regulations if such discount exceeds a statutorily defined de minimis amount. Qualified stated interest, which generally must be unconditionally payable at least annually, is taxed under a holder’s normal method of accounting as ordinary interest income. De minimis original issue discount (“OID”) is included in income on a pro rata basis as principal payments are made on the US notes.

It is possible that interest on the US notes that are class B and class C issuer notes could be treated as OID because such interest is subject to deferral in certain limited circumstances. A United States holder of a US note issued with OID must include OID in income over the term of such US note under a constant yield method that takes into account the compounding of interest. Under the Code, OID is calculated and accrued using prepayment assumptions where payments on a debt instrument may be accelerated by reason of prepayments of other obligations securing such debt instrument. Moreover, the legislative history to the provisions provide that the same prepayment assumptions used to price a debt instrument be used to calculate OID, as well as to accrue market discount and amortize premium. Here, prepayment of the mortgage loans is not expected to alter the scheduled principal payments on the US notes that are class B and class C issuer notes and, accordingly, the issuer intends to assume that such US notes will have their principal repaid according to the schedule for purposes of accruing any OID. No representation is made that the mortgage loans will pay on the basis of such prepayment assumption or in accordance with any other prepayment scenario.

As an alternative to the above treatments, United States holders may elect to include in gross income all interest with respect to the US notes, including stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium, using the constant yield method described above.

Interest income on the US notes will be treated as foreign source income for US federal income tax purposes, which may be relevant in calculating a United States holder’s foreign tax credit limitation for US federal income tax purposes. The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific classes of income. The foreign tax credit rules are complex, and United States holders should consult their own tax advisers regarding the availability of a foreign tax credit and the application of the limitation in their particular circumstances.

Sales and Retirement. In general, a United States holder of a US note will have a tax basis in such US note equal to the cost of the US note to such holder, and reduced by any payments thereon other than payments of stated interest. Upon a sale or exchange of the US note, a United States holder will generally recognize gain or loss equal to the difference between the amount realized (less any accrued interest, which would be taxable as such) and the holder’s tax basis in the US note. Such gain or loss will be long-term capital gain or loss if the United States holder has held the US note for more than one year at the time of disposition. Investors should consult their own tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that hold the US notes for more than one year) and capital losses (the deductibility of which is subject to limitations).

Taxation of Non-United States holders of the US Notes

Subject to the backup withholding rules discussed below, a Non-United States holder generally should not be subject to US federal income or withholding tax on any payments on a US note and gain from the sale, redemption or other disposition of a US note unless: (i) that payment and/or gain is effectively connected with the conduct by that Non-United States holder of a trade or business in the United States; (ii) in the case of any gain realized on the sale or exchange of a US note by an individual Non-United States holder, that holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met; or (iii) the Non-United States holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates. Non-United States holders should consult their own tax advisors regarding the US federal income and other tax consequences of owning US notes.

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

If a United States holder were treated as owning an equity interest in a PFIC, unless a United States holder makes a “QEF election” or “mark to market election”, a United States holder will be subject to a special tax regime (i) in respect of gains realized on the sale or other disposition of the relevant notes, and (ii) in respect of distributions on the relevant notes held for more than one taxable year to the extent those distributions constitute “excess distributions”. Although not free from doubt, the PFIC rules should not apply to gain realized in respect of any notes disposed of during the same taxable year in which such notes are acquired. An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year to the extent the amount of such distributions exceeds 125 per cent. of the average distributions for the three preceding years (or, if shorter, the investor’s holding period). Because the US notes pay interest at a floating rate, it is possible that a US holder will receive “excess distributions” as a result of fluctuations in the rate of USD-LIBOR over the term of the US notes. In general, under the PFIC rules, a United States holder will be required to allocate such excess distributions and any gain realized on a sale of its notes to each day during the United States holder’s holding period for the notes, and will be taxable at the highest rate of taxation applicable to the notes for the year to which the excess distribution or gain is allocable (without regard to the United States holder’s other items of income and loss for such taxable year) (the “deferred tax”). The deferred tax (other than the tax on amounts allocable to the year of disposition or receipt of the distribution) will then be increased by an interest charge computed by reference to the rate generally applicable to underpayments of tax (which interest charge generally will be non-deductible interest expense for individual taxpayers).

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

•                  issuer dollar currency swaps: to protect the issuer against changes in the sterling to US dollar exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and (i) a LIBOR based rate for three-month dollar deposits, applicable to the series 2 issuer notes and the series 3 issuer notes, and to address the difference in periodicity between the interest payment dates in respect of the intercompany loans, which occur quarterly;

•                  issuer euro currency swaps: to protect the issuer against changes in the sterling to euro exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and a EURIBOR based rate for three-month euro deposits applicable to the series 4 class A1 issuer notes, the series 4 class B issuer notes, the series 4 class C issuer notes, the series 5 class B issuer notes and the series 5 class C issuer notes; and

•                  issuer interest rate swap: to protect the issuer against the possible variance between a LIBOR based rate for three-month sterling deposits and the fixed rate of interest applicable to the series 5 class A issuer notes up to and including the interest payment date falling in December 2010 payable, during this period (i) annually on the interest payment date falling in December of each year until the occurrence of a trigger event or the enforcement of the issuer security and (ii) quarterly on and following the interest payment date occurring immediately thereafter.

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

Funding 1, the Funding 1 swap provider and the security trustee have entered into the Funding 1 swap as amended and restated on June 22, 2005. The Funding 1 swap:

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

(i)                                     the average of the standard variable mortgage rates or their equivalent charged to existing borrowers on residential mortgage loans as published from time to time, after excluding the highest and the lowest rate, of Abbey National plc, HSBC Bank plc, Cheltenham & Gloucester plc, National Westminster Bank Plc, Nationwide Building Society, Northern Rock plc and Woolwich plc (and where those banks have more than one standard variable rate, the highest of those rates);

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

In the event that the Funding 1 swap is terminated prior to the service of any issuer intercompany loan acceleration notice or final repayment of any intercompany loan, Funding 1 shall enter into a replacement Funding 1 swap on terms acceptable to the rating agencies, with the security trustee and with a swap provider whom the rating agencies have previously confirmed in writing to Funding 1, the issuer and the security trustee will not cause the then current ratings of the issuer notes to be downgraded, withdrawn or qualified. If Funding 1 is unable to enter into a new Funding 1 swap on terms acceptable to the rating agencies, this may affect amounts available to pay interest on the intercompany loans.

The issuer currency swaps

The issuer intercompany loan is denominated in sterling, and interest payable by Funding 1 to the issuer under the issuer term advances is calculated as a margin over LIBOR for three-month sterling deposits. However, some of the issuer notes are denominated in US dollars and accrue interest at either a LIBOR based rate for one-month US dollar deposits or a LIBOR based rate for three-month US dollar deposits. In addition, the series 4 class A1 issuer notes, series 4 class B issuer notes, series 4 class C issuer notes, series 5 class B issuer notes and series 5 class C issuer notes are denominated in euro and accrue interest at a EURIBOR based rate for three-month euro deposits. To deal with the potential interest rate and/or currency mismatch between (i) its receipts and liabilities in respect of the issuer intercompany loan and (ii) its receipts and liabilities under the issuer notes, the issuer has, pursuant to the terms of the issuer currency swaps, swapped its receipts and liabilities in respect of all euro denominated issuer notes and all US dollar denominated issuer notes into sterling on terms that match the issuer’s obligations under the US dollar denominated issuer notes or the euro denominated issuer notes, as applicable.

The currency amount of each issuer currency swap is the principal amount outstanding under the issuer notes to which the relevant issuer currency swap relates. Subject, in the case of the class B and C issuer swaps, to certain deferral of interest provisions that will apply when payment of interest under the corresponding offered issuer notes is deferred in accordance with the terms and conditions of such offered issuer notes, the issuer swap providers will pay to the issuer amounts in US dollars or euro, as applicable that are equal to the amounts of interest to be paid on each of the classes of the offered issuer notes and the issuer will pay to the issuer swap providers the sterling interest amounts received on the issuer term advances corresponding to the classes of the offered issuer notes. In order to allow for the effective currency amount of each issuer currency swap to amortize at the same rate as the relevant class of issuer notes, each issuer currency swap agreement provides that as and when the issuer notes amortize, a corresponding portion of the relevant issuer currency swap so terminated will be swapped from sterling into US dollars at the relevant dollar currency exchange rate or into euro at the euro currency exchange rate, as applicable.

The payment obligations of the series 3 issuer swap provider and the series 5 issuer swap provider under the relevant issuer currency swaps are guaranteed by the AIG issuer swap guarantor pursuant to a guarantee (the “AIG issuer swap guarantee”).

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

If an issuer interest rate swap agreement is terminated and the issuer is unable to enter into a replacement swap as described above, then any interest payments received by the issuer in respect of the issuer series 5 term AAA advance from Funding 1 on each Funding 1 interest payment date shall be deposited in the issuer bank account (or such account opened for this purpose) applied by the issuer to pay interest to the holders of the series 5 class A issuer notes on each interest payment date.

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

In light of the credit rating of Credit Suisse First Boston International (“CSFBi”) as at the closing date and at the date of this filing, CSFBi, as series 2 issuer swap provider, has provided collateral for its obligations under the series 2 issuer swaps from the effective date of such issuer swaps. In the event that CSFBi’s credit rating is restored to the level required under the relevant issuer swap agreements, the obligation to post collateral will cease.

Termination of the swaps

The Funding 1 swap will terminate on the date on which the aggregate principal amount outstanding under all intercompany loans is reduced to zero.

Each issuer swap other than the series 2 class A issuer swap, the series 3 class A issuer swap, the series 4 class A1 issuer swap and the series 5 class A issuer swap will terminate on the earlier of the interest payment date falling in June 2042 and the date on which all of the relevant class and series of issuer notes are redeemed in full. The series 2 class A issuer swap will terminate on the earlier of the interest payment date falling in September 2010 and the date on which the series 2 class A issuer notes are redeemed in full. The series 3 class A issuer swap will terminate on the earlier of the interest payment date falling in September 2033 and the date on which the series 3 class A issuer notes are redeemed in full. The series 4 class A1 issuer swap will terminate on the earlier of the interest payment date falling in December 2033 and the date on which the series 4 class A issuer notes are redeemed in full. The series 5 class A issuer swap will terminate on the earlier of the interest payment date falling in December 2010 and the date on which the series 5 class A issuer notes are redeemed in full.

Any swap may also be terminated in any of the following circumstances, each referred to as a “swap early termination event”:

•                  if there is a failure by a party to pay any amounts due under that swap and any applicable grace period has expired;

•                  in respect of the issuer swaps, if an event of default under the relevant class of issuer notes occurs and the security trustee serves an issuer note acceleration notice;

•                  in respect of the Funding 1 swap, if an event of default under any intercompany loan occurs and the security trustee serves an intercompany loan acceleration notice;

•                  in respect of the issuer swaps, at the option of the issuer, and in respect of the Funding 1 swap, at the option of Funding 1, if certain tax representations by the relevant issuer swap provider prove to have been untrue or misleading in any material respect;

•                  in respect of the issuer swaps, at the option of the relevant issuer swap provider, and in respect of the Funding 1 swap, at the option of Funding 1, if certain insolvency events occur with respect to the issuer or Funding 1;

•                  in respect of the issuer swaps, at the option of the issuer, and in respect of the Funding 1 swap, at the option of Funding 1, upon the occurrence of an insolvency of the relevant swap provider, or its guarantor, as applicable, or the merger of the relevant swap provider without an assumption of its obligations under the relevant swap agreement, or if a material misrepresentation is made by the swap provider under the relevant swap agreement, or if the relevant swap provider defaults under an over-the-counter derivatives transaction under another agreement between the issuer and such swap provider; or if a breach of a provision of the relevant swap agreement by the swap provider is not remedied within the applicable grace period, or, if applicable, if the guarantor of the relevant swap provider fails to comply with its obligations under the guarantee;

•                  if a change in law results in the obligations of one of the parties becoming illegal;

•                  if the relevant swap provider or its guarantor, as applicable, is downgraded and fails to comply with the requirements of the ratings downgrade provision contained in the relevant swap agreement; and

•                  in the case of the series 3 and the series 5 issuer swaps, at the option of the series 3 or the series 5 issuer swap provider (as applicable), but subject to obtaining the consent of the security trustee, if withholding taxes are imposed on payments made by the AIG issuer swap guarantor under the AIG issuer swap guarantee.

Upon the occurrence of a swap early termination event, the issuer or the relevant issuer swap provider may be liable to make a termination payment to the other party (in the case of an issuer swap) and/or Funding 1 or the Funding 1 swap provider may be liable to make a termination payment to the other party (in the case of the Funding 1 swap). This termination payment will be calculated and made in sterling. The amount of any termination payment will be based on the market value of the terminated swap as determined on the basis of quotations sought from leading dealers as to the cost of entering into a swap with the same terms and conditions that would have the effect of preserving the economic equivalent of the respective full payment obligations of the parties (or based upon a good faith determination of total losses and costs (or gains) if an insufficient number of quotations can be obtained or if basing the valuation on quotations would not produce a commercially reasonable result). Any such termination payment could be substantial.

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

If the issuer receives a termination payment from an issuer currency swap provider, then the issuer shall use those funds towards meeting its costs in effecting currency exchanges at the applicable spot rate of exchange until a replacement issuer currency swap is entered into and/or to acquire a replacement issuer currency swap.

If the issuer receives a termination payment from the issuer interest rate swap provider, then the issuer shall deposit those funds in the issuer bank account (or such other account opened for such purpose) and apply the funds to pay interest on the series 5 class A issuer notes until a replacement issuer interest rate swap is entered into and/or acquire a replacement issuer interest rate swap.

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

Taxation

Neither Funding 1 nor the issuer is obliged under any of the swaps to gross up payments made by them if withholding taxes are imposed on payments made under the Funding 1 swap or the issuer swaps.

Each swap provider will be generally obliged to gross up payments made by it to Funding 1 or the issuer if withholding taxes are imposed on payments made under the Funding 1 swap or the issuer swaps.

The AIG issuer swap guarantor will be obliged to gross up payments made by it to the issuer if withholding taxes are imposed on payments under the AIG issuer swap guarantee.  However if the AIG issuer swap guarantor is required to gross up a payment under the AIG issuer swap guarantee in respect of a relevant issuer currency swap, the relevant issuer swap provider may, subject to the consent of the security trustee, terminate the relevant issuer currency swap.

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

Exhibit 12: Section 302 certification.

Exhibit 15.1: Investor’s Report for the month of January 2004 (incorporated by reference from the Form 6-K previously filed on February 13, 2004).

Exhibit 15.2: Investor’s Report for the month of February 2004 (incorporated by reference from the Form 6-K previously filed on March 11, 2004 and revised March 15, 2004).

Exhibit 15.3: Investor’s Report for the month of March 2004 (incorporated by reference from the Form 6-K previously filed on April 09, 2004 and revised July 13, 2004).

Exhibit 15.4: Investor’s Report for the month of April 2004 (incorporated by reference from the Form 6-K previously filed on May 13, 2004 and revised July 13, 2004).

Exhibit 15.5: Investor’s Report for the month of May 2004 (incorporated by reference from the Form 6-K previously filed on June 14, 2004 and revised July 13, 2004).

Exhibit 15.6: Investor’s Report for the month of June 2004 (incorporated by reference from the Form 6-K previously filed on July 13, 2004).

Exhibit 15.7: Investor’s Report for the month of July 2004 (incorporated by reference from the Form 6-K previously filed on August 12, 2004).

Exhibit 15.8: Investor’s Report for the month of August 2004 (incorporated by reference from the Form 6-K previously filed on September 9, 2004).

Exhibit 15.9: Investor’s Report for the month of September 2004 (incorporated by reference from the Form 6-K previously filed on October 13, 2004).

Exhibit 15.10: Investor’s Report for the month of October 2004 (incorporated by reference from the Form 6-K previously filed on November 17, 2004).

Exhibit 15.11: Investor’s Report for the month of November 2004 (incorporated by reference from the Form 6-K previously filed on December, 2004).

Exhibit 15.12: Investor’s Report for the month of December 2004 (incorporated by reference from the Form 6-K previously filed on January 14, 2005 and revised January 18, 2005).

Exhibit 15.13: Servicer compliance statement.

Exhibit 15.14: Attestation report of independent accountants.

SIGNATURES

Each registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PERMANENT FINANCING (NO. 3) PLC

	By:	/s/ David Balai
	Name:	David Balai
	Title:	Director

PERMANENT FUNDING (NO. 1) LIMITED

	By:	/s/ David Balai
	Name:	David Balai
	Title:	Director

PERMANENT MORTGAGES TRUSTEE LIMITED

	By:	/s/ David Balai
Date: June 30, 2005	Name:	David Balai
	Title:	Director